UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2021

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbols	Name of each exchange on which registered
Common Shares, $0.01 par value	TGH	New York Stock Exchange
7.00% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preference Shares, $0.01 par value	TGH PRA	New York Stock Exchange

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

TEXTAINER GROUP HOLDINGS LIMITED

Quarterly Report on Form 6-K for the Three and Six Months Ended June 30, 2021

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS; CAUTIONARY LANGUAGE

This Quarterly Report on Form 6-K, including the section entitled Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contains forward-looking statements within the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. The forward-looking statements contained in this Quarterly Report on Form 6-K include, but are not limited to, statements regarding  (i) factors that are likely to continue to affect our performance and (ii) our belief that, assuming that our lenders remain solvent that our cash flow from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs, including for the payment of dividends, for the next twelve months.

Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which cannot be foreseen. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, among others, the risk described in Item 4, “Risk Factors” of this Quarterly Report on Form 6-K and the risks we face that are described in the section entitled Item 3, “Key Information -- Risk Factors” included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 18, 2021 (our “2020 Form 20-F”).

We believe that it is important to communicate our expectations about the future to potential investors, shareholders and other readers. However, there may be events in the future that we are not able to accurately predict or control and that may cause actual events or results to differ materially from the expectations expressed in or implied by our forward-looking statements. The risk factors listed in Item 3, “Key Information -- Risk Factors” included in our 2020 Form 20-F, as well as any cautionary language in this Quarterly Report on Form 6-K, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you decide to buy, hold or sell our common shares, you should be aware that the occurrence of the events described in Item 3, “Key Information -- Risk Factors” included in our 2020 Form 20-F and elsewhere in this Quarterly Report on Form 6-K could negatively impact our business, cash flows, results of operations, financial condition and share price. Potential investors, shareholders and other readers are cautioned not to place undue reliance on our forward-looking statements.

Forward-looking statements regarding our present plans or expectations for fleet size, management contracts, container purchases, sources and availability of financing, and growth involve risks and uncertainties relative to return expectations and related allocation of resources, and changing economic or competitive conditions, as well as the negotiation of agreements with container investors, which could cause actual results to differ from present plans or expectations, and such differences could be material. Similarly, forward-looking statements regarding our present expectations for operating results and cash flow involve risks and uncertainties related to factors such as utilization rates, per diem rates, container prices, demand for containers by container shipping lines, supply, the magnitude and duration of the ongoing COVID-19 pandemic and other factors discussed under Item 3, “Key Information -- Risk Factors” included in our 2020 Form 20-F or elsewhere in this Quarterly Report on Form 6-K, which could also cause actual results to differ from present plans. Such differences could be material.

All future written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. The forward-looking statements contained in this Quarterly Report on Form 6-K speak only as of, and are based on information available to us on, the date of the filing of this Quarterly Report on Form 6-K. We assume no obligation to, and do not plan to, update any forward-looking statements after the date of this Quarterly Report on Form 6-K as a result of new information, future events or developments, except as expressly required by U.S. federal securities laws. You should read this Quarterly Report on Form 6-K and the documents that we reference and have furnished as exhibits with the understanding that we cannot guarantee future results, levels of activity, performance or achievements and that actual results may differ materially from what we expect.

In this Quarterly Report on Form 6-K, unless otherwise specified, all monetary amounts are in U.S. dollars. To the extent that any monetary amounts are not denominated in U.S. dollars, they have been translated into U.S. dollars in accordance with our accounting policies as described in Item 18, “Financial Statements” included in our 2020 Form 20-F.

ITEM 1.	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Revenues:
Lease rental income - owned fleet	$172,448	$128,648	$326,871	$258,720
Lease rental income - managed fleet	14,986	16,126	29,807	31,532
Lease rental income	187,434	144,774	356,678	290,252

Management fees - non-leasing	1,112	544	2,148	2,028

Trading container sales proceeds	8,730	7,427	16,341	17,012
Cost of trading containers sold	(4,499)	(6,856)	(9,944)	(15,792)
Trading container margin	4,231	571	6,397	1,220

Gain on sale of owned fleet containers, net	18,836	5,640	31,194	11,434

Operating expenses:
Direct container expense - owned fleet	5,787	15,248	12,584	28,512
Distribution expense to managed fleet container investors	13,524	14,692	27,019	28,855
Depreciation expense	70,015	63,848	135,821	130,682
Amortization expense	688	557	1,488	1,121
General and administrative expense	10,820	9,866	21,720	20,004
Bad debt (recovery) expense, net	(83)	(276)	(1,210)	1,769
Container lessee default expense (recovery), net	855	(1,671)	(3,113)	(1,683)
Total operating expenses	101,606	102,264	194,309	209,260
Income from operations	110,007	49,265	202,108	95,674
Other (expense) income:
Interest expense	(30,147)	(30,022)	(59,253)	(66,134)
Write-off of unamortized debt issuance costs and bond discounts	(2,945)	—	(3,212)	(122)
Interest income	26	56	63	456
Realized loss on financial instruments, net	(2,448)	(3,267)	(5,404)	(4,793)
Unrealized gain (loss) on financial instruments, net	1,406	1,342	4,598	(13,595)
Other, net	25	(3)	140	(56)
Net other expense	(34,083)	(31,894)	(63,068)	(84,244)
Income before income taxes	75,924	17,371	139,040	11,430
Income tax benefit (expense)	117	(1,074)	(949)	(241)
Net income	76,041	16,297	138,091	11,189
Less: Dividends on preferred shares	2,246	—	2,246	—
Less: Net income (loss) attributable to the noncontrolling interest	—	308	—	(421)
Net income attributable to common shareholders	$73,795	$15,989	$135,845	$11,610

Net income attributable to common shareholders per share:
Basic	$1.48	$0.30	$2.72	$0.21
Diluted	$1.45	$0.30	$2.67	$0.21
Weighted average shares outstanding (in thousands):
Basic	49,855	53,715	50,002	55,084
Diluted	50,790	53,776	50,839	55,148

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Net income	$76,041	$16,297	$138,091	$11,189
Other comprehensive income (loss), before tax:
Change in derivative instruments designated as cash flow hedges	(4,646)	(4,393)	(204)	(13,251)
Reclassification of realized loss on derivative instruments designated as cash flow hedges	1,297	590	2,491	528
Foreign currency translation adjustments	5	(39)	(41)	(102)
Comprehensive income (loss), before tax	72,697	12,455	140,337	(1,636)
Income tax benefit related to items of other comprehensive income (loss)	31	39	67	132
Comprehensive income (loss), after tax	72,728	12,494	140,404	(1,504)
Less: Dividends on preferred shares	2,246	—	2,246	—
Less: Comprehensive income (loss) attributable to the noncontrolling interest	—	308	—	(421)
Comprehensive income (loss) attributable to common shareholders	$70,482	$12,186	$138,158	$(1,083)

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(Unaudited)

(All currency expressed in United States dollars in thousands)

	June 30, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$326,514	$131,018
Marketable securities	2,000	—
Accounts receivable, net of allowance of $1,811 and $2,663, respectively	127,245	108,578
Net investment in finance leases, net of allowance of $79 and $169, respectively	98,590	78,459
Container leaseback financing receivable, net of allowance of $37 and $98, respectively	28,916	27,076
Trading containers	1,803	9,375
Containers held for sale	7,768	15,629
Prepaid expenses and other current assets	13,202	13,713
Due from affiliates, net	2,227	1,509
Total current assets	608,265	385,357
Restricted cash	74,464	74,147
Marketable securities	3,210	—
Containers, net of accumulated depreciation of $1,729,312 and $1,619,591, respectively	4,581,096	4,125,052
Net investment in finance leases, net of allowance of $626 and $1,164, respectively	1,198,521	801,501
Container leaseback financing receivable, net of allowance of $95 and $326, respectively	327,791	336,792
Fixed assets, net of accumulated depreciation of $13,148 and $12,918, respectively	536	746
Intangible assets, net of accumulated amortization of $49,419 and $47,931, respectively	1,231	2,719
Derivative instruments	1,754	47
Deferred taxes	1,154	1,153
Other assets	14,165	13,862
Total assets	$6,812,187	$5,741,376
Liabilities and Equity
Current liabilities:
Accounts payable and accrued expenses	$23,205	$24,385
Container contracts payable	343,236	231,647
Other liabilities	3,983	2,288
Due to container investors, net	23,514	18,697
Debt, net of unamortized costs of $9,696 and $8,043, respectively	294,895	408,365
Total current liabilities	688,833	685,382
Debt, net of unamortized costs of $23,961 and $18,639, respectively	4,533,681	3,706,979
Derivative instruments	9,722	29,235
Income tax payable	10,304	10,047
Deferred taxes	7,559	6,491
Other liabilities	34,904	16,524
Total liabilities	5,285,003	4,454,658
Equity:
Textainer Group Holdings Limited shareholders' equity:
7.00% Series A fixed-to-floating rate cumulative redeemable perpetual preferred shares, $0.01 par value, $25,000 liquidation preference per share, 6,000 shares issued and outstanding (equivalent to 6,000,000 depositary shares at $25.00 liquidation preference per depositary share)	150,000	—
Common shares, $0.01 par value. Authorized 140,000,000 shares; 59,040,649 shares issued and 49,633,619 shares outstanding at 2021; 58,740,919 shares issued and 50,495,789 shares outstanding at 2020	590	587
Treasury shares, at cost, 9,407,030 and 8,245,130 shares, respectively	(115,432)	(86,239)
Additional paid-in capital	424,779	416,609
Accumulated other comprehensive loss	(7,431)	(9,744)
Retained earnings	1,074,678	938,395
Total Textainer Group Holdings Limited shareholders’ equity	1,527,184	1,259,608
Noncontrolling interest	—	27,110
Total equity	1,527,184	1,286,718
Total liabilities and equity	$6,812,187	$5,741,376

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Shareholders’ Equity

(Unaudited)

(All currency expressed in United States dollars in thousands)

								Accumulated		Total
							Additional	other		Textainer Group
	Preferred shares		Common shares		Treasury shares		paid-in	comprehensive	Retained	Holdings Limited	Noncontrolling	Total
	Shares	Amount	Shares	Amount	Shares	Amount	capital	loss	earnings	shareholders' equity	interest	equity
Balances, December 31, 2019	—	$-	58,326,555	$583	(1,508,637)	$(17,746)	$410,595	$(511)	$866,458	$1,259,379	$26,266	$1,285,645
Cumulative adjustment for adoption of ASU 2016-13	—	—	—	—	—	—	—	—	(885)	(885)	(7)	$(892)
Restricted share units vested	—	—	62,629	1	—	—	(1)	—	—	—	—	—
Purchase of treasury shares	—	—	—	—	(3,581,237)	(29,082)	—	—	—	(29,082)	—	(29,082)
Share-based compensation expense	—	—	—	—	—	—	2,145	—	—	2,145	—	2,145
Net income	—	—	—	—	—	—	—	—	11,610	11,610	(421)	11,189
Other comprehensive income (loss):
Change in derivative instruments designated as cash flow hedges	—	—	—	—	—	—	—	(13,251)	—	(13,251)	—	(13,251)
Reclassification of realized loss on derivative instruments designated as cash flow hedges	—	—	—	—	—	—	—	528	—	528	—	528
Foreign currency translation adjustments	—	—	—	—	—	—	—	(102)	—	(102)	—	(102)
Income tax benefit related to items of other comprehensive loss	—	—	—	—	—	—	—	132	—	132	—	132
Total other comprehensive loss												(12,693)
Balances, June 30, 2020	—	$-	58,389,184	$584	(5,089,874)	$(46,828)	$412,739	$(13,204)	$877,183	$1,230,474	$25,838	$1,256,312

Balances, December 31, 2020	—	$-	58,740,919	$587	(8,245,130)	$(86,239)	$416,609	$(9,744)	$938,395	$1,259,608	$27,110	$1,286,718
Issuance of preferred shares, net of offering expenses	6,000	150,000	—	—	—	—	(5,489)	—	—	144,511	—	144,511
Restricted share units vested	—	—	65,505	1	—	—	(1)	—	—	—	—	—
Exercise of share options	—	—	234,225	2	—	—	3,922	—	—	3,924	—	3,924
Purchase of treasury shares	—	—	—	—	(1,161,900)	(29,193)	—	—	—	(29,193)	—	(29,193)
Share-based compensation expense	—	—	—	—	—	—	2,716	—	—	2,716	—	2,716
Purchase of noncontrolling interest	—	—	—	—	—	—	7,022	—	—	7,022	(27,110)	(20,088)
Preferred shares dividends declared	—	—	—	—	—	—	—	—	(1,808)	(1,808)	—	(1,808)
Net income	—	—	—	—	—	—	—	—	138,091	138,091	—	138,091
Other comprehensive income (loss):
Change in derivative instruments designated as cash flow hedges	—	—	—	—	—	—	—	(204)	—	(204)	—	(204)
Reclassification of realized loss on derivative instruments designated as cash flow hedges	—	—	—	—	—	—	—	2,491	—	2,491	—	2,491
Foreign currency translation adjustments	—	—	—	—	—	—	—	(41)	—	(41)	—	(41)
Income tax benefit related to items of other comprehensive income	—	—	—	—	—	—	—	67	—	67	—	67
Total other comprehensive income												2,313
Balances, June 30, 2021	6,000	$150,000	59,040,649	$590	(9,407,030)	$(115,432)	$424,779	$(7,431)	$1,074,678	$1,527,184	$-	$1,527,184

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Six Months Ended June 30,
	2021	2020
Cash flows from operating activities:
Net income	$138,091	$11,189
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	135,821	130,682
Bad debt (recovery) expense, net	(1,210)	1,769
Container recovery from lessee default, net	(5,753)	(1,558)
Unrealized (gain) loss on financial instruments, net	(4,598)	13,595
Amortization and write-off of unamortized debt issuance costs and accretion of bond discounts	7,788	4,210
Amortization of intangible assets	1,488	1,121
Gain on sale of owned fleet containers, net	(31,194)	(11,434)
Share-based compensation expense	2,716	2,145
Changes in operating assets and liabilities	30,865	36,501
Total adjustments	135,923	177,031
Net cash provided by operating activities	274,014	188,220
Cash flows from investing activities:
Purchase of containers and fixed assets	(962,729)	(52,660)
Payments on container leaseback financing receivable	(6,425)	(9,919)
Proceeds from sale of containers and fixed assets	62,479	62,920
Receipt of principal payments on container leaseback financing receivable	15,278	10,310
Net cash (used in) provided by investing activities	(891,397)	10,651
Cash flows from financing activities:
Proceeds from debt	2,706,774	41,800
Principal payments on debt	(1,986,861)	(195,676)
Payment of debt issuance costs	(14,469)	(57)
Proceeds from container leaseback financing liability, net	11,534	—
Principal repayments on container leaseback financing liability, net	(227)	(12,682)
Issuance of preferred shares, net of underwriting discount	145,275	—
Purchase of treasury shares	(29,193)	(29,082)
Issuance of common shares upon exercise of share options	3,924	—
Dividends paid on preferred shares	(1,808)	—
Purchase of noncontrolling interest	(21,500)	—
Other	(212)	—
Net cash provided by (used in) financing activities	813,237	(195,697)
Effect of exchange rate changes	(41)	(102)
Net increase in cash, cash equivalents and restricted cash	195,813	3,072
Cash, cash equivalents and restricted cash, beginning of the year	205,165	277,905
Cash, cash equivalents and restricted cash, end of the period	$400,978	$280,977

Supplemental disclosures of cash flow information:
Cash paid for interest expense and realized loss and settlement of derivative instruments	$67,876	$67,040
Income taxes paid	$406	$49
Receipt of payments on finance leases, net of income earned	$33,630	$22,713
Supplemental disclosures of noncash operating activities:
Receipt of marketable securities from a lessee	$5,789	$-
Right-of-use asset for leased properties	$272	$-
Supplemental disclosures of noncash investing activities:
Increase in accrued container purchases	$111,589	$127,543
Containers placed in finance leases	$454,737	$86,684

  See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(1)	Nature of Business

Textainer Group Holdings Limited (“TGH”) is incorporated in Bermuda. TGH is the holding company of a group of companies, consisting of TGH and its subsidiaries (collectively, the “Company”), involved in the purchase, management, leasing and resale of a fleet of marine cargo containers. The Company manages and provides administrative support to the third-party owners’ (the “Container Investors”) container fleets.

The Company conducts its business activities in three main areas: Container Ownership, Container Management and Container Resale (see Note 10 “Segment Information”).

(2)    Accounting Policy Updates and Recent Accounting Pronouncements

(a)	Basis of Presentation

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been condensed or omitted. The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020 (“2020 Form 20-F”) filed with the Securities and Exchange Commission on March 18, 2021.

The preparation of financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities in the financial statements. The Company’s management evaluates its estimates on an ongoing basis, including those related to container rental equipment, containers held for sale, allowance for credit losses, income taxes and accruals. Actual results could differ from those estimates under different assumptions or conditions.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of only normal and recurring adjustments) necessary to present fairly the Company’s condensed consolidated balance sheet as of June 30, 2021, the Company’s condensed consolidated statements of operations for the three and six months ended June 30, 2021 and 2020, condensed consolidated statements of comprehensive income (loss) for the three and six months ended June 30, 2021 and 2020, condensed consolidated statements of shareholders’ equity for the six months ended June 30, 2021 and 2020 and condensed consolidated statements of cash flows for the six months ended June 30, 2021 and 2020. These condensed consolidated financial statements are not necessarily indicative of the results of operations or cash flows that may be reported for the remainder of the fiscal year ending December 31, 2021.

(b)	Principles of Consolidation and Variable Interest Entity

The condensed consolidated financial statements of the Company include TGH and all of its subsidiaries in which the Company has a controlling financial interest. All significant intercompany accounts and balances have been eliminated in consolidation.

TAP Funding

TAP Funding Ltd. (“TAP Funding”) (a Bermuda company) was a joint venture between the Company’s wholly-owned subsidiary, Textainer Limited (“TL”) (a Bermuda company) and TAP Ltd. (“TAP”) in which TL owned 50.1%, TAP owned 49.9% of the common shares of TAP Funding, and TAP Funding was a voting interest entity (“VME”). The Company consolidated TAP Funding as the Company had a controlling financial interest in TAP Funding. In January 2021, the Company completed the acquisition of 49.9% of the common shares of TAP Funding from TAP Ltd. for a total purchase price consideration of $21,500. After the acquisition of the noncontrolling interest (“NCI”), the Company owns 100% of TAP Funding and TAP Funding became a wholly-owned subsidiary of the Company. The Company accounted for this equity transaction as a reduction in the related NCI, and the difference between the carrying value of the NCI on January 1, 2021 and the cash consideration was recognized as an increase in additional paid-in capital (“APIC”) of $7,022.

Prior to the acquisition of the NCI, the equity owned by TAP in TAP Funding was shown as NCI on the Company’s condensed consolidated balance sheet as of December 31, 2020 and the net income (loss) was shown as net income (loss) attributable to the NCI on the Company’s condensed consolidated statements of operations for the three and six months ended June 30, 2020. After the capital restructuring, there is no NCI in TAP Funding on the Company’s condensed consolidated balance sheet as of June 30, 2021 and there is no net income (loss) attributable to the NCI on the Company’s condensed consolidated statements of operations for the three and six months ended June 30, 2021.

(c)	Containers

Capitalized container costs include the container cost payable to the manufacturer and the associated transportation costs incurred in moving the Company’s containers from the manufacturer to the containers’ first destined port. Containers are depreciated using the straight-line method over their estimated useful lives to an estimated residual value. Used containers are depreciated based upon their remaining useful lives at the date of acquisition to an estimated residual value.

The cost, accumulated depreciation and net book value of the Company’s container leasing equipment by equipment type as of June 30, 2021 and December 31, 2020 were as follows:

	June 30, 2021			December 31, 2020
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Dry containers other than open top and flat rack containers:
20'	$1,536,067	$(451,839)	$1,084,228	$1,532,753	$(428,913)	$1,103,840
40'	140,165	(54,676)	85,489	144,881	(55,154)	89,727
40' high cube	3,241,118	(725,325)	2,515,793	2,717,384	(672,416)	2,044,968
45' high cube	27,798	(13,480)	14,318	27,880	(12,747)	15,133
Refrigerated containers:
20'	19,859	(9,016)	10,843	20,164	(8,493)	11,671
20' high cube	1,128	(838)	290	2,605	(1,742)	863
40' high cube	1,143,392	(429,910)	713,482	1,103,817	(398,721)	705,096
Open top and flat rack containers:
20' folding flat	16,780	(5,162)	11,618	17,228	(5,132)	12,096
40' folding flat	48,586	(18,510)	30,076	49,167	(18,275)	30,892
20' open top	13,182	(1,947)	11,235	13,253	(1,790)	11,463
40' open top	22,138	(4,804)	17,334	22,271	(4,738)	17,533
Tank containers	100,195	(13,805)	86,390	93,240	(11,470)	81,770
Total containers	$6,310,408	$(1,729,312)	$4,581,096	$5,744,643	$(1,619,591)	$4,125,052

See Note 4 “Managed Container Fleet” for information on the managed fleet containers included above.

Impairment of Container Rental Equipment

The Company reviews its containers for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. The Company compares the carrying value of the containers to the expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying value exceeds expected future undiscounted cash flows, the assets are reduced to fair value. There was no such impairment of the Company’s leasing equipment for the three and six months ended June 30, 2021 and 2020.

Write-Off (Recoveries) of Container Rental Equipment due to Lessees in Default

The Company evaluates the recoverability of the recorded amounts of containers that are unlikely to be recovered from lessees in default. During the three and six months ended June 30, 2021, the Company recorded gains of $41 and $7,618, respectively, associated with recoveries on containers previously estimated as lost with lessees in default, offset by impairment charges of $0 and $1,865, respectively, to write-off containers that were unlikely to be recovered from lessees in default. The gain on container recovery of $7,577 recorded in the first quarter of 2021 was due to the reinstatement of containers with a previously insolvent and bankrupt lessee which had been written off in 2019, resulting from a successful exit by the lessee from bankruptcy. During the three and six months ended June 30, 2020, the Company recorded a gain on container recovery of $1,558 due to a settlement agreement with an insolvent lessee on containers which were previously written off in 2018. These amounts are recorded in the condensed consolidated statements of operations as “container lessee default expense (recovery), net”.

Impairment of Containers Held for Sale

Containers identified as being available for sale are valued at the lower of carrying value or fair value, less costs to sell. The Company records impairment to write-down the value of containers held for sale to their estimated fair value, less cost to sell, under observable (Level 2) market inputs. The fair value was estimated based on recent gross sales proceeds for sales of similar types of containers in the locations in which the containers are stored. When containers are sold or otherwise retired, the cost and related accumulated depreciation are removed, and any resulting gain or loss is recognized. The carrying value of containers held for sale that have been impaired to write down the value of the containers to their estimated fair value less cost to sell was $227 and $5,845 as of June 30, 2021 and December 31, 2020, respectively.

Subsequent additions or reductions to the fair values of these written down assets are recorded as adjustments to the carrying value of the containers held for sale. Any subsequent increase in fair value less costs to sell is recognized as a reversal of container impairment but not in excess of the cumulative loss previously recognized. During the three and six months ended June 30, 2021, the Company recorded container impairment charges (reversals) of $295 and $(544), respectively, and during the three and six months ended June 30, 2020, the Company recorded container impairments of $2,754 and $7,341, respectively, to write down the value of containers held for sale to their estimated fair value less cost to sell, net of reversals of previously recorded impairments on containers held for sale due to rising used container prices. The impairment charges (reversals) are included in “depreciation expense” in the condensed consolidated statements of operations.

(d)	Concentrations

The Company’s customers are mainly international shipping lines, which transport goods on international trade routes. Once the containers are on-hire with a lessee, the Company does not track their location. The domicile of the lessee is not indicative of where the lessee is transporting the containers. The Company’s business risk in its foreign concentrations lies with the creditworthiness of the lessees rather than the geographic location of the containers or the domicile of the lessees.

Except for the lessees noted in the tables below, no other single lessee made up greater than 10% of the Company’s lease rental income from its owned fleet for the three and six months ended June 30, 2021 and 2020 and more than 10% of the Company’s gross accounts receivable from its owned fleet as of June 30, 2021 and December 31, 2020:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
Lease Rental Income - owned fleet	2021	2020	2021	2020
Customer A	20.2%	17.5%	20.2%	17.2%
Customer B	12.9%	9.0%	15.2%	7.8%
Customer C	11.4%	13.2%	11.8%	13.2%

Gross Accounts Receivable- owned fleet	June 30, 2021	December 31, 2020
Customer A	28.9%	30.3%
Customer B	11.9%	10.3%
Customer C	11.4%	12.9%
Customer D (1)	11.3%	3.0%

(1)	Customer D included a sale proceeds invoice which represented 8.8% of the Company’s gross accounts receivable from its owned fleet as of June 30, 2021, and the total payment was received in July 2021.

Total fleet lease rental income, as reported in the condensed consolidated statements of operations, comprises revenue earned from leases on containers in the Company’s total fleet, including revenue earned from leases on containers in its managed fleet. Except for the lessees noted in the tables below, no other single lessee accounted for more than 10% of the Company’s total fleet lease rental income for the three and six months ended June 30, 2021 and 2020 and more than 10% of the Company’s gross accounts receivable from its total fleet as of June 30, 2021 and December 31, 2020:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
Lease Rental Income - total fleet	2021	2020	2021	2020
Customer A	19.5%	16.9%	19.5%	16.7%
Customer B	13.0%	9.5%	15.1%	8.1%
Customer C	11.7%	13.6%	12.1%	14.0%

Gross Accounts Receivable- total fleet	June 30, 2021	December 31, 2020
Customer A	38.7%	37.7%
Customer C	11.0%	11.6%
Customer D (1)	10.7%	2.9%
Customer B	9.6%	16.7%

(1)	Customer D included a sale proceeds invoice which represented 8.1% of the Company’s gross accounts receivable from its total fleet as of June 30, 2021, and the total payment was received in July 2021.

(e)   Net Income Attributable to Common Shareholders Per Common Share

Basic earnings per share (“EPS”) is computed by dividing net income attributable to common shareholders by the weighted average number of shares outstanding during the applicable period. Diluted EPS reflects the potential dilution that could occur if all outstanding share options were exercised for, and all outstanding restricted share units (“RSU”) and performance restricted share units (“PSU”) were converted into, common shares. A reconciliation of the numerator and denominator of basic EPS with that of diluted EPS is reported as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
Share amounts in thousands	2021	2020	2021	2020
Numerator:
Net income attributable to common shareholders	$73,795	$15,989	$135,845	$11,610
Denominator:
Weighted average common shares outstanding - basic	49,855	53,715	50,002	55,084
Dilutive share options, RSU and PSU	935	61	837	64
Weighted average common shares outstanding - diluted	50,790	53,776	50,839	55,148
Net income attributable to common shareholders per common share:
Basic	$1.48	$0.30	$2.72	$0.21
Diluted	$1.45	$0.30	$2.67	$0.21

Share options, RSU and PSU excluded from the computation of diluted EPS because they were anti-dilutive	285	1,992	494	2,025

(f)	Fair Value Measurements

As of June 30, 2021 and December 31, 2020, the carrying amounts of cash and cash equivalents, restricted cash, accounts receivable and payable, due from affiliates, net, container contracts payable and due to container investors, net, approximate their fair values due to the short-term nature of these financial instruments. See Note 2 (c) “Containers” and Note 9 “Debt and Derivative Instruments” for further discussions on fair value of containers held for sale and fair value of derivative instruments, respectively.

As of June 30, 2021, the Company held investments in marketable equity securities with readily determinable fair values of $5,210 (see Note 3 “Insurance Receivable and Impairment”). The fair value of investments in equity securities is measured at each balance sheet date based on quoted market prices (Level 1) and the change in fair value for both the three and six months ended June 30, 2021 of $(579) was included as “unrealized gain (loss) on financial instruments, net” in the condensed consolidated statements of operations. There were no marketable equity securities as of June 30, 2020.

At June 30, 2021 and December 31, 2020, the fair value of net investment in finance leases (including the short-term balance) was approximately $1,293,267 and $856,392, respectively, compared to book values of $1,297,111 and $879,960 at June 30, 2021 and December 31, 2020, respectively. The fair value of container leaseback financing receivable (including the short-term balance) was approximately $359,380 and $363,774 at June 30, 2021 and December 31, 2020, respectively, compared to book values of $356,707 and $363,868 at June 30, 2021 and December 31, 2020, respectively. The fair value of long-term debt (including current maturities) based on the borrowing rates available to the Company was approximately $4,844,545 and $4,144,332 at June 30, 2021 and December 31, 2020, respectively, compared to book values of $4,828,576 and $4,115,344 at June 30, 2021 and December 31, 2020, respectively.

(g)	Recently Issued Accounting Standards

In March 2020, the FASB issued Accounting Standards Update No. 2020-04, Reference Rate Reform (“Topic 848”): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”). In January 2021, the FASB also issued Accounting Standards Update No 2021-01, Reference Rate Reform: Scope (“ASU 2021-01”), which expands the scope of Topic 848. The amendments provide optional guidance for a limited time to ease the potential burden in accounting for reference rate reform. The new guidance provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships and other transactions affected by the reference rate reform if certain criteria are met, that reference LIBOR or another rate that is expected to be discontinued due to reference rate reform. The amendments in ASU 2020-04 and ASU 2021-01 are effective immediately and may be applied prospectively to contract modifications made and hedging relationships entered into or evaluated on or before December 31, 2022. The Company will continue its review of the debt and derivative agreements during the transition period until the LIBOR cessation by the end of June 2023. The Company expects the adoption of this guidance will not have a material impact on the Company’s condensed consolidated financial statements.

In August 2020, the FASB issued Accounting Standards Update No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”). The new guidance simplifies the accounting for convertible debt and convertible preferred stock by removing the requirements to separately present certain conversion features in equity. In addition, ASU 2020-06 amends the derivative scope exception for contracts in an entity’s own equity by removing certain criteria that must be satisfied in order to classify a contract as equity. ASU 2020-06 is effective for fiscal years beginning after December 15, 2021, with early adoption permitted. Effective January 1, 2021, the Company early adopted ASU 2020-06 using the modified retrospective approach with no impact on the Company’s condensed consolidated financial statements.

In July 2021, the FASB issued Accounting Standards Update No. 2021-05, Leases (Topic 842), Lessors – Certain Leases with Variable Lease Payments (“ASU 2021-05”). The amendment provides guidance to clarify lessor’s accounting for certain leases with variable lease payments by amending the lessor lease classification requirements under Topic 842, which was adopted by the Company on the effective date of January 1, 2019. ASU 2021-05 requires a lessor to classify and account for a lease with variable lease payments that do not depend on a reference index or a rate as an operating lease if both of the following criteria are met: 1) The lease would have been classified as a sales-type lease or a direct financing lease in accordance with the classification criteria in Topic 842; and 2) The lessor would have otherwise recognized a day-one loss. ASU 2021-05 is effective for fiscal years beginning after December 15, 2021, with early adoption permitted. The Company will adopt ASU 2021-05 effective January 1, 2022 on a prospective basis and expects no impact on the Company’s condensed consolidated financial statements.

There were no changes to the Company’s significant accounting policies during the six months ended June 30, 2021. For further discussion on the Company’s accounting policies, please refer to Note 1 “Nature of Business and Summary of Significant Accounting Polices” in Item 18, “Financial Statements” in our 2020 Form 20-F.

(3)   Insurance Receivable and Impairment

One of the Company’s customers became bankrupt in 2019. As a result of the assessment of the previously insolvent customer’s restructuring and successful exit from bankruptcy, the Company recorded a container loss recovery of $7,986 included in “container lessee default expense (recovery), net” in the condensed consolidated statements of operations during the first quarter of 2021. The Company did not submit a final insurance claim after its review of the previously insolvent customer’s restructuring plan, therefore, the insurance receivable of $2,106 that was recorded in the “prepaid expenses and other current assets” in the condensed consolidated balance sheets as of December 31, 2020 was reversed and included in “container lessee default recovery, net” in the condensed consolidated statements of operations during the first quarter of 2021. In April 2021, the bankruptcy settlement amount related to the restructuring of the previously insolvent customer was finalized and resolved. Under the terms of the settlement agreement, the Company received $77 in cash and $5,789 in stock value, denominated in renminbi and held in China, of the previously insolvent customer in April 2021. The stock fair value as of June 30, 2021 was recorded as “marketable securities” in the condensed consolidated balance sheet.

During the first quarter of 2021, one of the Company’s customers became insolvent and the total net book value of its owned containers leased to this insolvent customer was $10,538. Based on prior recovery experience, the Company estimated that containers with a book value of $1,581 would not be recovered from this insolvent customer. Accordingly, the Company recorded impairment charges of $1,581 included in “container lessee default recovery, net” during the first quarter of 2021. The Company also recorded bad debt expense of $378 in 2020 to fully reserve for this insolvent customer’s outstanding accounts receivable. There is no insurance claim associated with this insolvent customer under our current insurance policies.

(4)    Managed Container Fleet

Lease rental income and expenses from the managed fleet owned by Container Investors are reported on a gross basis. Lease rental income – managed fleet represents rental charges billed to the ultimate lessees for the managed fleet, including charges for handling fees, drop-off charges, pick-up charges, and charges for a damage protection plan that is set forth in the leases.

Management fees from non-leasing services are earned for acquiring new managed containers and sales commissions are earned from sales of the managed containers on behalf of the Container Investors. Acquisition fees from purchases of containers for the managed fleet are deferred and recognized as earned on a straight-line basis over the deemed lease term. As of June 30, 2021 and December 31, 2020, deferred revenue from acquisition fees amounted to $1,158 and $1,049, respectively, which were combined and reported as “accounts payable and accrued expenses” in the condensed consolidated balance sheets.

Distribution expense to managed fleet container investors represents direct container expenses of the managed containers and the amounts distributed to the Container Investors, reduced by associated lease management fees earned and retained by the Company.

The Company is deemed to own certain of the managed containers purchased by the Company on behalf of Container Investors, notwithstanding the contractual management relationship which the Company has with the Container Investors. Accordingly, such managed containers are included in the Company’s container leasing equipment in the Company’s condensed consolidated balance sheets as of June 30, 2021 and December 31, 2020. The purchase consideration paid by the Container Investors for such containers is reported as a deemed financial liability of the Company. As of June 30, 2021 and December 31, 2020, the Company’s container leaseback financial liability to the Container Investors amounted to $16,044, and $4,762, respectively, which were reported as "other liabilities” in the condensed consolidated balance sheets.

The Company’s container leasing equipment includes such managed containers in the condensed consolidated balance sheets as of June 30, 2021 and December 31, 2020, which consisted of the following:

	June 30, 2021			December 31, 2020
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Containers - owned fleet	$6,294,968	$(1,728,785)	$4,566,183	$5,740,717	$(1,619,304)	$4,121,413
Containers - managed fleet	15,440	(527)	14,913	3,926	(287)	$3,639
Total containers	$6,310,408	$(1,729,312)	$4,581,096	$5,744,643	$(1,619,591)	$4,125,052

Total management fee income from the managed fleet, including management fees earned from acquisition fees and sales commissions during the three and six months ended June 30, 2021 and 2020 were as follows (see Note 5 “Transactions with Affiliates and Container Investors”):

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Lease rental income - managed fleet	$14,986	$16,126	$29,807	$31,532
Less: distribution expense to managed fleet container investors	(13,524)	(14,692)	(27,019)	(28,855)
Less: depreciation and interest expense on managed containers purchased on or after January 1, 2019	(265)	(280)	(434)	(519)
Management fees from leasing	1,197	1,154	2,354	2,158
Management fees from non-leasing services	1,112	544	2,148	2,028
Total management fees	$2,309	$1,698	$4,502	$4,186

The following table provides a reconciliation of the balance sheet accounts from the managed fleet to the total amount as of June 30, 2021 and December 31, 2020 in the condensed consolidated balance sheets (also, see Note 5 “Transactions with Affiliates and Container Investors”):

	June 30, 2021	December 31, 2020
Accounts receivable, net - owned fleet	$117,926	$97,950
Accounts receivable, net - managed fleet	9,319	10,628
Total accounts receivable, net	$127,245	$108,578

Prepaid expenses and other current assets - owned fleet	$13,139	$13,614
Prepaid expenses and other current assets - managed fleet	63	99
Total prepaid expenses and other current assets	$13,202	$13,713

Accounts payable and accrued expenses - owned fleet	$22,778	$23,198
Accounts payable and accrued expenses - managed fleet	427	1,187
Total accounts payable and accrued expenses	$23,205	$24,385

Container contracts payable - owned fleet	$343,236	$231,647
Total container contracts payable	$343,236	$231,647

For further discussion on the Company’s managed container fleet, please refer to Item 18, “Financial Statements – Note 3” in our 2020 Form 20-F.

(5)	Transactions with Affiliates and Container Investors

Due from affiliates, net of $2,227 and $1,509, as of June 30, 2021 and December 31, 2020, respectively, represents lease rentals on tank containers collected on behalf of and payable to the Company from the Company’s tank container manager, net of direct container expenses and management fees.

Total management fees earned from the Company’s managed fleet, including acquisition fees and sales commissions for the three and six months ended June 30, 2021 amounted to $2,309 and $4,502, respectively, and $1,698 and $4,186 for the three and six months ended June 30, 2020, respectively.

The following table provides a summary of due to container investors, net amounts at June 30, 2021 and December 31, 2020:

	June 30, 2021	December 31, 2020
Accounts receivable, net - managed fleet	$9,319	$10,628
Prepaid expenses and other current assets - managed fleet	63	99
Accounts payable and accrued expenses - managed fleet	(427)	(1,187)
	8,955	9,540
Distributions due to container investors on lease rentals collected, net of container expenses paid and management fees	14,559	9,157
Due to container investors, net	$23,514	$18,697

(6)	Leases

(a)	Lessor

The Company’s lease rental income for the three and six months ended June 30, 2021 and 2020 were as follows:

	Three Months Ended June 30,
	2021			2020
	Owned	Managed	Total	Owned	Managed	Total
Lease rental income - operating leases	$145,894	$14,661	$160,555	$112,796	$14,884	$127,680
Interest income on net investment in finance leases	18,404	—	18,404	5,674	—	5,674
Interest income on container leaseback financing receivable	5,341	—	5,341	4,069	—	4,069
Variable lease revenue	2,809	325	3,134	6,109	1,242	7,351
Total lease rental income	$172,448	$14,986	$187,434	$128,648	$16,126	$144,774

	Six Months Ended June 30,
	2021			2020
	Owned	Managed	Total	Owned	Managed	Total
Lease rental income - operating leases	$276,808	$29,107	$305,915	$228,599	$29,397	$257,996
Interest income on net investment in finance leases	33,047	—	33,047	10,958	—	10,958
Interest income on container leaseback financing receivable	10,779	—	10,779	8,075	—	8,075
Variable lease revenue	6,237	700	6,937	11,088	2,135	13,223
Total lease rental income	$326,871	$29,807	$356,678	$258,720	$31,532	$290,252

Variable lease revenue includes other charges set forth in the leases, such as handling fees, pick-up and drop-off charges and charges for damage protection plan.

For finance leases, the net selling gain recognized at lease commencement, representing the difference between the estimated fair value of containers placed on these leases and their net book value, in the amount of $851 and $23 for the three months ended June 30, 2021 and 2020, respectively, and $1,286 and $14 for the six months ended June 30, 2021 and 2020, respectively, are included in “gain on sale of owned fleet containers, net” in the condensed consolidated statements of operations.

Operating Leases

The following is a schedule, by year, of future minimum lease payments receivable under the long-term leases for the owned and managed container fleet as of June 30, 2021:

	Owned	Managed	Total
Twelve months ending June 30:
2022	411,631	32,134	443,765
2023	369,218	24,120	393,338
2024	311,303	21,201	332,504
2025	250,156	16,609	266,765
2026	166,771	12,185	178,956
2027 and thereafter	259,798	13,109	272,907
Total future minimum lease payments receivable	$1,768,877	$119,358	$1,888,235

Net Investment in Finance Leases

The following table represents the components of the net investment in finance leases as of June 30, 2021 and December 31, 2020:

	June 30, 2021	December 31, 2020
Future minimum lease payments receivable	$1,822,396	$1,216,086
Residual value of containers	17,325	12,601
Less: unearned income	(541,905)	(347,394)
Net investment in finance leases (1)	$1,297,816	$881,293
Less: Allowance for credit losses	(705)	(1,333)
Net investment in finance leases, net	$1,297,111	$879,960
Amounts due within one year	$98,590	$78,459
Amounts due beyond one year	1,198,521	801,501
Net investment in finance leases, net	$1,297,111	$879,960

(1) One major customer represented 78.9% and 80.1% of the Company’s finance leases portfolio as of June 30, 2021 and December 31, 2020, respectively. No other customer represented more than 10% of the Company’s finance leases portfolio in each of those periods.

Container Leaseback Financing Receivable

The Company’s container leaseback financing receivable pertains to containers purchased that were leased back to the seller-lessees through a sales-type leaseback arrangement that are accounted for as financing transactions.

The following table represents the components of the container leaseback financing receivable as of June 30, 2021 and December 31, 2020:

	June 30, 2021	December 31, 2020
Future minimum payments receivable	$490,262	$505,473
Less: unearned income	(133,423)	(141,181)
Container leaseback financing receivable (1)	356,839	$364,292
Less: Allowance for credit losses	(132)	(424)
Container leaseback financing receivable, net	$356,707	$363,868
Amounts due within one year	28,916	27,076
Amounts due beyond one year	327,791	336,792
Container leaseback financing receivable, net	$356,707	$363,868

(1) One major customer represented 89.1% and 89.7% of the Company’s container leaseback financing receivable portfolio as of June 30, 2021 and December 31, 2020, respectively. As of December 31, 2020, one other customer represented 10.3% of the Company’s container leaseback financing receivable portfolio.

The following is a schedule by year, of future minimum lease payments receivable under the net investment in finance leases and container leaseback financing receivable as of June 30, 2021:

Twelve months ending June 30:	Net Investment in Finance Leases	Container Leaseback Financing Receivable	Total
2022	172,820	49,285	222,105
2023	149,606	49,285	198,891
2024	144,121	49,420	193,541
2025	138,912	39,356	178,268
2026	138,081	37,047	175,128
2027 and thereafter	1,078,856	265,869	1,344,725
Total future minimum lease payments receivable	$1,822,396	$490,262	$2,312,658

(b)	Lessee

Right-of-use (“ROU”) lease assets and lease liabilities are recognized for the Company’s office space leases at the commencement date based on the present value of lease payments over the lease term. As of June 30, 2021 and December 31, 2020, ROU operating lease assets amounted to $9,802 and $10,331, respectively, which were reported in “other assets” in the condensed consolidated balance sheets. As of June 30, 2021 and December 31, 2020, total lease liabilities amounted to $11,817 and $12,636, respectively, which were reported in “other liabilities” in the condensed consolidated balance sheets. As of June 30, 2021, the weighted average discount rate was 4.75% and the weighted average remaining lease term was 4.4 years.

Operating lease expense is recognized on a straight-line basis over the lease term and is reported in “general and administrative expense” in the condensed consolidated statements of operations. Other information related to the Company's operating leases are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Operating lease cost	$527	$524	$1,053	$1,051
Short-term and variable lease cost	43	33	74	64
Total rent expense	$570	$557	$1,127	$1,115

Cash paid for amounts included in the measurement of lease liabilities	$773	$521	$1,360	$1,144

Future minimum lease payment obligations under the Company’s noncancelable operating leases at June 30, 2021 were as follows:

Operating Leases
Twelve months ending June 30:
2022	2,104
2023	2,381
2024	2,457
2025	2,225
2026	2,154
2027 and thereafter	2,024
Total minimum lease payments	13,345
Less imputed interest	(1,528)
Total present value of operating lease liabilities	$11,817

(7)	Allowance for Credit Losses

The Company’s allowance for credit losses is estimated based on historical losses from lessee defaults, current economic conditions, reasonable and supportable forecasts and ongoing review of the credit worthiness, but not limited to, each lessee’s payment history, lessee credit ratings, management’s current assessment of each lessee’s financial condition and the recoverability. Changes in economic conditions or other events may necessitate additions or deductions to the allowance for credit losses.

Accounts Receivable

The Company maintains allowances, if necessary, for doubtful accounts against accounts receivables resulting from the inability of its lessees to make required payments related to billed amounts under the operating leases, finance leases and container leaseback financing receivable. The allowance for credit losses included in accounts receivable, net, amounted to $1,811 and $2,663 as of June 30, 2021 and December 31, 2020, respectively.

As of June 30, 2021 and December 31, 2020, the Company does not have an allowance for credit losses related to the billed amounts under the container leaseback financing receivable. As of June 30, 2021 and December 31, 2020, the allowance for credit losses related to the billed amounts under the finance leases and included in accounts receivable, net, amounted to $628 and $735, respectively.

Net Investment in Finance Leases and Container Leaseback Financing Receivable

The Company maintains allowances for credit losses against net investment in finance leases and container leaseback financing receivable related to unbilled amounts under the finance leases and the sales-type leaseback arrangements accounted for as financing receivable. The allowance for credit losses related to unbilled amounts under finance leases and included in net investment in finance leases, net, amounted to $705 and $1,333 as of June 30, 2021 and December 31, 2020, respectively. The allowance for credit losses related to unbilled amounts under the financing arrangements and included in container leaseback financing receivable, net, amounted to $132 and $424 as of June 30, 2021 and December 31, 2020, respectively.

The Company evaluates its exposure by portfolio with similar risk characteristics based on the creditworthiness, external credit data and overall credit quality of its lessees. The Company’s internal risk rating categories are “Tier 1” for the lowest level of risk which are typically the large international shipping lines with a strong financial and asset base; “Tier 2” for moderate level of risk which includes lessees which are well-established in the market; and “Tier 3” for the highest level of risk which includes smaller shipping lines or lessees that exhibit high volatility in payments on a regular basis.

The following table presents the net investment in finance leases and container leaseback financing receivable by internal credit rating category and year of origination as of June 30, 2021:

	Six Months Ended June 30, 2021	2020	2019	2018	2017	Prior	Total
Tier 1	$315,340	$619,852	$108,249	$34,520	$7,030	$31,282	$1,116,273
Tier 2	63,854	39,219	35,644	19,915	30	6,296	164,958
Tier 3	6,380	2,618	6,469	631	—	487	16,585
Net investment in finance leases	$385,574	$661,689	$150,362	$55,066	$7,060	$38,065	$1,297,816

Tier 1	$—	$110,656	$207,436	$—	$—	$—	$318,092
Tier 2	5,873	—	32,874	—	—	—	38,747
Tier 3	—	—	—	—	—	—	—
Container leaseback financing receivable	$5,873	$110,656	$240,310	$—	$—	$—	$356,839

(8)	Income Taxes

The Company’s effective income tax rates were -0.2% and 6.2% for the three months ended June 30, 2021 and 2020, respectively, and 0.7% and 2.1% for the six months ended June 30, 2021 and 2020, respectively. The Company has computed its provision for income taxes based on the estimated annual effective income tax rate and is affected by recurring items, such as tax rates in foreign jurisdictions and the relative amounts of income the Company earns in those jurisdictions. It is also affected by the changes in discrete items that may occur in any given period. The decrease in the effective income tax rate in 2021 compared to the same periods in 2020 was primarily due to a higher amount of income tax benefit associated with discrete items and an increased proportion of the Company’s income generated in lower tax jurisdictions in 2021.

(9)	Debt and Derivative Instruments

Debt

The following represents the Company’s debt obligations as of June 30, 2021 and December 31, 2020:

Secured Debt Facilities, Revolving Credit Facilities, Term Loan and Bonds Payable	June 30, 2021		December 31, 2020
	Outstanding	Average Interest	Outstanding	Average Interest	Final Maturity
TL Revolving Credit Facility	$1,401,214	1.59%	$1,433,919	1.65%	September 2023
TL 2019 Term Loan	142,871	3.50%	148,131	3.50%	December 2026
TL 2021 Term Loan	67,746	2.65%	—	0.00%	February 2028
TMCL II Secured Debt Facility (1)	670,028	1.91%	646,551	1.91%	July 2026
TMCL VI Term Loan	211,248	4.29%	223,630	4.29%	February 2038
TMCL VII 2019-1 Bonds	—	—	300,305	4.02%	April 2044
TMCL VII 2020-1 Bonds	406,862	3.07%	429,600	3.07%	August 2045
TMCL VII 2020-2 Bonds	559,377	2.26%	587,183	2.26%	September 2045
TMCL VII 2020-3 Bonds	204,294	2.15%	214,168	2.15%	September 2045
TMCL VII 2021-1 Bonds	529,438	1.72%	—	0.00%	February 2046
TMCL VII 2021-2 Bonds	635,498	2.27%	—	0.00%	April 2046
TAP Funding Revolving Credit Facility	—	—	131,857	2.11%	December 2021
Total debt obligations	$4,828,576		$4,115,344
Amount due within one year	$294,895		$408,365
Amounts due beyond one year	$4,533,681		$3,706,979

(1)	Final maturity of the TMCL II Secured Debt Facility is based on the assumption that the facility will not be extended on its associated conversion date.

In April 2021, Textainer Marine Containers VII Limited (“TMCL VII”) issued $605,200 of aggregate Class A and $46,000 of aggregate Class B Series 2021-2 Fixed Rate Asset Backed Notes (“the TMCL VII 2021-2 Bonds”). Under the terms of the TMCL VII 2021-2 Bonds, both principal and interest incurred are payable monthly. Proceeds from the TMCL VII 2021-2 Bonds were primarily used to pay down the Company’s revolving credit facilities and to pay off the TMCL VII 2019-1 Bonds. During the three months ended June 30, 2021, unamortized debt issuance costs and bond discounts of $2,857 were written-off related to the early redemption of TMCL VII 2019-1 Bonds and were recorded in the condensed consolidated statements of operations as “write-off of unamortized debt issuance costs and bond discounts”.

In May 2021, Textainer Marine Containers II Limited (“TMCL II”) entered into an amendment of the TMCL II Secured Debt Facility which increased the aggregate commitment amount from $1,200,000 to $1,500,000.

The Company’s debt agreements contain various restrictive financial and other covenants, and the Company was in full compliance with these restrictive covenants at June 30, 2021.

The following is a schedule of the Company’s outstanding borrowings and borrowing capacities, as of June 30, 2021:

	Total Borrowing	Available Borrowing, as limited by the Borrowing Base	Current and Available Borrowing, as limited by the Borrowing Base	Total Commitment
TL Revolving Credit Facility	$1,404,958	$95,042	$1,500,000	$1,500,000
TL 2019 Term Loan	144,075	—	144,075	144,075
TL 2021 Term Loan	68,495	—	68,495	68,495
TMCL II Secured Debt Facility	672,291	49,162	721,453	1,500,000
TMCL VI Term Loan	212,520	—	212,520	212,520
TMCL VII 2020-1 Bonds (1)	410,984	—	410,984	410,984
TMCL VII 2020-2 Bonds (1)	565,163	—	565,163	565,163
TMCL VII 2020-3 Bonds (1)	205,917	—	205,917	205,917
TMCL VII 2021-1 Bonds (1)	535,313	—	535,313	535,313
TMCL VII 2021-2 Bonds (1)	642,517	—	642,517	642,517
Total (2)	$4,862,233	$144,204	$5,006,437	$5,784,984

(1)	Amounts on the bonds payable exclude unamortized discounts in an aggregate amount of $563.
(2)	Total borrowing for all debts excludes unamortized prepaid debt issuance costs in an aggregate amount of $33,094.

For further discussion on the Company’s debt instruments, please refer to Item 18, “Financial Statements – Note 8” in our 2020 Form 20-F.

Derivative Instruments and Hedging Activities

The Company has entered into several derivative agreements with several banks to reduce the impact of changes in interest rates associated with its variable rate debt. The Company has utilized the income approach to measure at each balance sheet date the fair value of its derivative instruments using observable (Level 2) market inputs. The valuation also reflects the credit standing of the Company and the counterparties to the derivative agreements. The credit valuation adjustment was determined to be $110 reduction to the net fair value and $247 addition to the net fair value as of June 30, 2021 and December 31, 2020, respectively.

Derivative instruments are designated or non-designated for hedge accounting purposes. The change in fair value of derivative instruments that are designated as cash flow hedge for accounting purposes are initially reported in the condensed consolidated balance sheets as a component of “accumulated other comprehensive income” and reclassified to earnings in “interest expense, net” when realized. The change in fair value of derivative instruments that are not designated for hedge accounting are recognized in earnings during the period of change.

The following table summarizes the fair value of the derivative instruments that were reflected on a gross basis on the condensed consolidated balance sheets as of June 30, 2021 and December 31, 2020:

	June 30, 2021	December 31, 2020
Assets
Interest rate swaps - designated as hedges	$1,754	$47
Total	$1,754	$47
Liabilities
Interest rate swaps - designated as hedges	$9,086	$9,665
Interest rate swaps - not designated as hedges	636	19,570
Total	$9,722	$29,235

The following is a summary of the Company’s derivative instruments as of June 30, 2021:

Notional
Derivative instruments	amount
Interest rate swap contract with a bank, with fixed rate of 2.73% per annum, amortizing notional amounts, with termination date of August 15, 2022, non-designated	$22,500
Interest rate swap contracts with several banks, with fixed rates between 0.17% and 1.58% per annum, amortizing notional amounts, with termination dates through May 30, 2031, designated	1,118,250
Total notional amount as of June 30, 2021	$1,140,750

 In June 2021, the Company early terminated a total notional amount of $404,750 interest rate swaps not designated as cash flow hedges with a total settlement amount, included accrued interest, of $11,941. During both the three and six months ended June 30, 2021, the Company entered into new interest rate swaps designated as cash flow hedges with a total notional amount of $420,000, effective as of June 30, 2021, with fixed rates between 0.75% and 1.26% per annum and termination dates through May 2031.

Over the next twelve months, the Company expects to reclassify an estimated net loss of $11,718 related to the designated interest rate swap agreements from “accumulated other comprehensive loss” in the condensed consolidated statements of shareholders’ equity to “interest expense” in the condensed consolidated statements of operations.

The following table summarizes the pre-tax impact of derivative instruments on the condensed consolidated statements of operations during the three and six months ended June 30, 2021 and 2020:

		Three Months Ended June 30,		Six Months Ended June 30,
Derivative instruments	Financial Statement Caption	2021	2020	2021	2020
Non-designated	Realized loss on financial instruments, net	$2,448	$3,267	$5,404	$4,793
Non-designated	Unrealized gain (loss) on financial instruments, net	$1,985	$1,342	$5,177	$(13,595)
Designated	Other comprehensive loss	$4,646	$4,393	$204	$13,251
Designated	Interest expense	$1,297	$590	$2,491	$528

For further discussion on the Company’s derivative instruments, please refer to Item 18, “Financial Statements – Note 9” in our 2020 Form 20-F.

(10)	Segment Information

The Company operates in three reportable segments: Container Ownership, Container Management and Container Resale. The following tables show segment information for the three and six months ended June 30, 2021 and 2020, reconciled to the Company’s income before income taxes as shown in its condensed consolidated statements of operations:

	Container	Container	Container
Three Months Ended June 30, 2021	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income - owned fleet	$172,270	$178	$-	$-	$-	$172,448
Lease rental income - managed fleet	-	14,986	-	-	-	14,986
Lease rental income	$172,270	$15,164	$-	$-	$-	$187,434
Management fees - non-leasing from external customers	$-	$139	$973	$-	$-	$1,112
Inter-segment management fees	$-	$20,079	$2,764	$-	$(22,843)	$-
Trading container margin	$-	$-	$4,231	$-	$-	$4,231
Gain on sale of owned fleet containers, net	$18,836	$-	$-	$-	$-	$18,836
Depreciation expense	$72,005	$248	$-	$-	$(2,238)	$70,015
Container lessee default expense, net	$855	$-	$-	$-	$-	$855
Interest expense	$30,028	$119	$-	$-	$-	$30,147
Write-off of unamortized debt issuance costs and bond discounts	$2,945	$-	$-	$-	$-	$2,945
Realized loss on financial instruments, net	$2,448	$-	$-	$-	$-	$2,448
Unrealized gain on financial instruments, net	$1,406	$-	$-	$-	$-	$1,406
Segment income (loss) before income taxes	$62,358	$11,920	$6,730	$(1,145)	$(3,939)	$75,924
Total assets	$6,711,706	$217,540	$3,094	$8,644	$(128,797)	$6,812,187
Purchase of containers and fixed assets	$504,038	$10	$-	$-	$-	$504,048

	Container	Container	Container
Six Months Ended June 30, 2021	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income - owned fleet	$326,560	$311	$-	$-	$-	$326,871
Lease rental income - managed fleet	-	29,807	-	-	-	29,807
Lease rental income	$326,560	$30,118	$-	$-	$-	$356,678
Management fees - non-leasing from external customers	$-	$206	$1,942	$-	$-	$2,148
Inter-segment management fees	$-	$40,518	$5,212	$-	$(45,730)	$-
Trading container margin	$-	$-	$6,397	$-	$-	$6,397
Gain on sale of owned fleet containers, net	$31,194	$-	$-	$-	$-	$31,194
Depreciation expense	$139,708	$474	$-	$-	$(4,361)	$135,821
Container lessee default recovery, net	$3,113	$-	$-	$-	$-	$3,113
Interest expense	$59,060	$193	$-	$-	$-	$59,253
Write-off of unamortized debt issuance costs and bond discounts	$3,212	$-	$-	$-	$-	$3,212
Realized loss on financial instruments, net	$5,404	$-	$-	$-	$-	$5,404
Unrealized gain on financial instruments, net	$4,598	$-	$-	$-	$-	$4,598
Segment income (loss) before income taxes	$114,643	$24,200	$10,915	$(1,918)	$(8,800)	$139,040
Total assets	$6,711,706	$217,540	$3,094	$8,644	$(128,797)	$6,812,187
Purchase of containers and fixed assets	$1,074,295	$23	$-	$-	$-	$1,074,318
Payments on container leaseback financing receivable	$6,425	$-	$-	$-	$-	$6,425

(1)

Container Ownership segment income (loss) before income taxes includes unrealized gain on financial instruments, net of $1,406 and $4,598 for the three and six months ended June 30, 2021, respectively, and write-off of unamortized debt issuance costs and bond discounts of $2,945 and $3,212 for the three and six months ended June 30, 2021, respectively.

	Container	Container	Container
Three Months Ended June 30, 2020	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income - owned fleet	$128,298	$350	$-	$-	$-	$128,648
Lease rental income - managed fleet	-	16,126	-	-	-	16,126
Lease rental income	$128,298	$16,476	$-	$-	$-	$144,774
Management fees - non-leasing from external customers	$98	$(565)	$1,011	$-	$-	$544
Inter-segment management fees	$-	$12,152	$2,687	$-	$(14,839)	$-
Trading container margin	$-	$-	$571	$-	$-	$571
Gain on sale of owned fleet containers, net	$5,640	$-	$-	$-	$-	$5,640
Depreciation expense	$65,553	$169	$-	$-	$(1,874)	$63,848
Container lessee default recovery, net	$1,671	$-	$-	$-	$-	$1,671
Interest expense	$29,898	$124	$-	$-	$-	$30,022
Realized loss on financial instruments, net	$3,267	$-	$-	$-	$-	$3,267
Unrealized gain on financial instruments, net	$1,342	$-	$-	$-	$-	$1,342
Segment income (loss) before income taxes	$10,976	$4,320	$3,390	$(927)	$(388)	$17,371
Total assets	$5,068,020	$173,054	$12,759	$10,921	$(101,542)	$5,163,212
Purchase of containers and fixed assets	$173,160	$(106)	$-	$-	$-	$173,054
Payments on container leaseback financing receivable	$9,919	$-	$-	$-	$-	$9,919

	Container	Container	Container
Six Months Ended June 30, 2020	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income - owned fleet	$258,148	$572	$-	$-	$-	$258,720
Lease rental income - managed fleet	-	31,532	-	-	-	31,532
Lease rental income	$258,148	$32,104	$-	$-	$-	$290,252
Management fees - non-leasing from external customers	$196	$(10)	$1,842	$-	$-	$2,028
Inter-segment management fees	$-	$21,897	$5,108	$-	$(27,005)	$-
Trading container margin	$-	$-	$1,220	$-	$-	$1,220
Gain on sale of owned fleet containers, net	$11,434	$-	$-	$-	$-	$11,434
Depreciation expense	$133,909	$510	$-	$-	$(3,737)	$130,682
Container lessee default recovery, net	$1,683	$-	$-	$-	$-	$1,683
Interest expense	$65,854	$280	$-	$-	$-	$66,134
Write-off of unamortized debt issuance costs	$122	$-	$-	$-	$-	$122
Realized loss on financial instruments, net	$4,793	$-	$-	$-	$-	$4,793
Unrealized loss on financial instruments, net	$13,595	$-	$-	$-	$-	$13,595
Segment (loss) income before income taxes	$(1,075)	$6,930	$6,148	$(1,989)	$1,416	$11,430
Total assets	$5,068,020	$173,054	$12,759	$10,921	$(101,542)	$5,163,212
Purchase of containers and fixed assets	$180,117	$86	$-	$-	$-	$180,203
Payments on container leaseback financing receivable	$9,919	$-	$-	$-	$-	$9,919

(1) Container Ownership segment income (loss) before income taxes and noncontrolling interests includes unrealized gain (loss) on financial instruments, net of $1,342 and $(13,595) for the three and six months ended June 30, 2020, respectively, and write-off of unamortized deferred debt issuance costs of $0 and $122 for the three and six months ended June 30, 2020, respectively.

General and administrative expenses are allocated to the reportable business segments based on direct overhead costs incurred by those segments. Amounts reported in the “Other” column represent activity unrelated to the active reportable business segments. Amounts reported in the “Eliminations” column represent inter-segment management fees between the Container Management and Container Resale segments and the Container Ownership segment.

Geographic Segment Information

Substantially all of the Company’s leasing related revenue is denominated in U.S. dollars. As all of the Company’s containers are used internationally, where no single container is domiciled in one particular place for a prolonged period of time, all of the Company’s long-lived assets are considered to be international with no single country of use.

The following table represents the geographic allocation of total fleet lease rental income and management fees from non-leasing services during the three and six months ended June 30, 2021 and 2020 based on customers’ and Container Investors’ primary domicile, respectively:

	Three Months Ended June 30,				Six Months Ended June 30,
	2021	Percent of Total	2020	Percent of Total	2021	Percent of Total	2020	Percent of Total
Lease rental income:
Asia	$97,382	51.9%	$72,599	50.1%	$182,575	51.2%	$145,394	50.1%
Europe	81,691	43.6%	63,532	43.9%	157,966	44.3%	128,259	44.2%
North / South America	8,016	4.3%	7,975	5.5%	15,375	4.3%	15,293	5.3%
All other international	345	0.2%	668	0.5%	762	0.2%	1,306	0.4%
	$187,434	100.0%	$144,774	100.0%	$356,678	100.0%	$290,252	100.0%
Management fees, non-leasing:
Bermuda	$617	55.5%	$100	18.4%	$1,206	56.2%	$1,081	53.3%
Europe	446	40.1%	457	84.0%	883	41.1%	903	44.6%
Asia	21	1.9%	—	—	24	1.1%	3	0.1%
North / South America	10	0.9%	(5)	(0.9)%	11	0.5%	(2)	(0.1)%
All other international	18	1.6%	(8)	(1.5)%	24	1.1%	43	2.1%
	$1,112	100.0%	$544	100.0%	$2,148	100.0%	$2,028	100.0%

The following table represents the geographic allocation of trading container sales proceeds and gain on sale of owned fleet containers, net during the three and six months ended June 30, 2021 and 2020 based on the location of sale:

	Three Months Ended June 30,				Six Months Ended June 30,
	2021	Percent of Total	2020	Percent of Total	2021	Percent of Total	2020	Percent of Total
Trading container sales proceeds:
North / South America	$4,516	51.7%	$2,636	35.5%	$8,686	53.2%	$5,357	31.5%
Asia	3,174	36.4%	4,195	56.5%	4,950	30.3%	9,973	58.6%
Europe	1,039	11.9%	593	8.0%	2,704	16.5%	1,673	9.8%
All other international	1	0.0%	3	0.0%	1	0.0%	9	0.1%
	$8,730	100.0%	$7,427	100.0%	$16,341	100.0%	$17,012	100.0%
Gain on sale of owned fleet containers, net:
Europe	$13,343	70.8%	$1,177	20.9%	$21,653	69.4%	$2,221	19.4%
Asia	3,200	17.0%	3,844	68.1%	5,041	16.2%	6,290	55.0%
North / South America	2,293	12.2%	1,929	34.2%	4,500	14.4%	3,030	26.5%
All other international	—	—	(1,310)	(23.2)%	—	—	(107)	(0.9)%
	$18,836	100.0%	$5,640	100.0%	$31,194	100.0%	$11,434	100.0%

(11)	Commitments and Contingencies

(a) Restricted Cash

Restricted interest-bearing cash accounts were established by the Company as additional collateral for outstanding borrowings under certain of the Company’s debt facilities. The total balance of these restricted cash accounts was $74,464 and $74,147 as of June 30, 2021 and December 31, 2020, respectively.

(b)  Container Commitments

At June 30, 2021, the Company had commitments to purchase containers to be delivered subsequent to June 30, 2021 in the total amount of $663,773.

(c)   Distribution Expense to Managed Fleet Container Investors

The amounts distributed to the Container Investors are variable payments based upon the net operating income for each managed container (see Note 4 “Managed Container Fleet”). There are no future minimum lease payment obligations under the Company’s management agreements.

(12)  Shareholder’s Equity

Share Repurchase Program

In 2019, the Company’s board of directors approved a share repurchase program to repurchase up to $25,000 of the Company’s common shares, in 2020 the board of directors approved an increase by another $75,000 to this program and in May 2021 the program was further increased by $50,000. Under the program, the Company may purchase its common shares from time to time in the open market, in privately negotiated transactions or such other manner as will comply with applicable laws and regulations. The authorization does not obligate the Company to acquire a specific number of shares during any period, but it may be modified, suspended or terminated at any time at the discretion of the Company’s board of directors.

During the six months ended June 30, 2021, the Company repurchased 1,161,900 shares at an average price of $25.12 for a total amount of $29,193, including commissions paid. During the six months ended June 30, 2020, the Company repurchased 3,581,237 shares at an average price of $8.09 for a total amount of $29,082, including commissions paid. As of June 30, 2021, approximately $44,083 remained available for repurchases under the share repurchase program.

Preferred Shares

In April 2021, the Company completed an underwritten public offering of 6,000,000 depositary shares, each representing a 1/1,000th interest in a share of its 7.00% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preference Shares, par value $0.01 per share and $25,000 liquidation preference per share (equivalent to $25.00 per depositary share) (“Series A Preferred Shares”), resulting in net proceeds to the Company of approximately $144,511 after deducting the underwriting discount and other offering expenses. The net proceeds from the offering were used for general corporate purposes, including the purchase of additional containers.

The Series A Preferred Shares are perpetual and have no maturity date and are redeemable from June 15, 2026 by the Company for cash at a redemption price of $25.00 per depositary share plus an amount equal to all accumulated and unpaid dividends, whether or not declared. The Company may also redeem the Series A Preferred Shares in the event of a Change of Control (as defined in the Series A Certificate of Designations). If the Company does not elect to redeem the preferred shares in a Change of Control triggering event, holders of Series A preferred shares may have the right to convert their preferred shares into common shares. There is no mandatory redemption of the Series A Preferred Shares or redemption at the option of the holders. Holders of the preferred shares do not have general voting rights.

Preferred Dividends

Dividends on the Series A Preferred Shares accrue daily and are cumulative from and including the date of original issuance and are payable quarterly in arrears commencing June 15, 2021 but excluding June 15, 2026 (the “first reset date”). Dividends accrue at an annual rate of 7.00% of the $25,000 liquidation preference. The Series A Preferred Shares rank senior to the Company's common shares with respect to dividend rights and rights upon the Company's liquidation, dissolution or winding up. The Company’s board of directors approved and declared a quarterly preferred cash dividend, paid on June 15, 2021, to holders of record as of May 31, 2021. For the three and six months ended June 30, 2021, total aggregate dividend payment to Series A preferred shareholders was $1,808 at

$0.30 per depositary share (rounded to the nearest whole cent). As of June 30, 2021, the Company had cumulative unpaid preferred dividends of $438.

(13) Subsequent Events

In July 2021, the Company entered into an agreement with a Container Investor to purchase approximately 44,000 containers that were previously managed for a total cash consideration of $57,637.

In August 2021, the Company’s board of directors approved and declared a quarterly preferred cash dividend of $0.44 per depositary share (rounded to the nearest whole cent) for a total aggregate amount of $2,625, payable on September 15, 2021 to holders of record as of August 31, 2021.

In August 2021, TMCL VII issued $549,000 of aggregate Class A and $51,000 of aggregate Class B Series 2021-3 Fixed Rate Asset Backed Notes (“the TMCL VII 2021-3 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. Under the terms of the TMCL VII 2021-3 Bonds, both principal and interest incurred are payable monthly. Proceeds from the TMCL VII 2021-3 Bonds were primarily used to pay down the Company’s other debt facilities and create additional borrowing capacity for future container investments.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and notes thereto included in Item 1, “Condensed Consolidated Financial Statements (Unaudited)” of this Quarterly Report on Form 6-K, as well as our audited consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 18, 2021 (our “2020 Form 20-F”). In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results may differ materially from those contained in or implied by any forward-looking statements. See “Information Regarding Forward-Looking Statements; Cautionary Language.” Factors that could cause or contribute to these differences include those discussed below, the additional risk factor as set forth in Item 4, “Risk Factors” of this Quarterly Report on Form 6-K and Item 3, “Key Information -- Risk Factors” included in our 2020 Form 20-F.

As used in the following discussion and analysis, unless indicated otherwise or the context otherwise requires, references to: (1) “the Company,” “we,” “us,” “our” or “TGH” refer collectively to Textainer Group Holdings Limited, the issuer of the publicly-traded common shares that have been registered pursuant to Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended, and its subsidiaries; (2) “TEU” refers to a “Twenty-Foot Equivalent Unit,” which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20’ dry freight container, thus a 20’ container is one TEU and a 40’ container is two TEU; (3) “CEU” refers to a Cost Equivalent Unit, which is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20’ dry freight container, so the cost of a standard 20’ dry freight container is one CEU; the cost of a 40’ dry freight container is 1.6 CEU; and the cost of a 40’ high cube dry freight container (9’6” high) is 1.7 CEU; and the cost of a 40’ high cube refrigerated container is 8.0 CEU; (4) “our owned fleet” means the containers we own; (5) “our managed fleet” means the containers we manage that are owned by other container investors; (6) “our fleet” and our” total fleet” means our owned fleet plus our managed fleet plus any containers we lease from other lessors; and (7) “container investors” means the owners of the containers in our managed fleet.

Dollar amounts in this section of this Quarterly Report on Form 6-K are expressed in thousands. Per container amounts are in dollars.

Overview

We are one of the world’s largest lessors of intermodal containers based on fleet size, with a total fleet of approximately 2.6 million containers, representing 4.1 million TEU. Containers are an integral component of intermodal trade, providing a secure and cost-effective method of transportation because they can be used to transport freight by ship, rail or truck, making it possible to move cargo from point of origin to final destination without repeated unpacking and repacking.

We lease containers to approximately 250 shipping lines and other lessees, including all of the world’s leading international shipping lines. We believe that our scale, global presence, customer service, market knowledge and long history with our customers have made us one of the most reliable suppliers of leased containers. We have a long track record in the industry, operating since 1979, and have developed long-standing relationships with key industry participants. Our top 20 customers, as measured by revenues, have on average been our customer for 27 years.

We have provided an average of approximately 320,000 TEU of new containers per year for the past five years and have been one of the largest buyers of new containers over the same period. We are one of the largest sellers of used containers, having sold an average of approximately 150,000 containers per year for the last five years to more than 1,500 customers.

We provide our services worldwide via an international network of 14 regional and area offices and approximately 400 independent depots.

We operate our business in three core segments:

•	Container Ownership. As of June 30, 2021, we owned containers accounting for approximately 90.6%, as measured in TEUs, of our fleet.
•

Container Management. As of June 30, 2021, we managed containers on behalf of 12 unaffiliated container investors, providing acquisition, management and disposal services. As of June 30, 2021, total managed containers accounted for approximately 9.4%, as measured in TEUs, of our fleet.

•

Container Resale. We generally sell containers from our fleet when they reach the end of their useful lives in marine service or when we believe it is financially attractive for us to do so, considering the location, sale price, cost of repair and possible repositioning expenses. We also purchase and lease or resell containers from shipping line customers, container traders and other sellers of containers.

The table below summarizes the composition of our owned and managed fleets, in TEU and CEU, by type of containers, as of June 30, 2021:

	TEU			CEU
	Owned	Managed	Total	Owned	Managed	Total
Standard dry freight	3,469,404	368,885	3,838,289	3,078,552	327,924	3,406,476
Refrigerated	195,814	7,136	202,950	787,892	28,858	816,750
Other specialized	52,831	7,505	60,336	82,984	11,097	94,081
Total fleet	3,718,049	383,526	4,101,575	3,949,428	367,879	4,317,307
Percent of total fleet	90.6%	9.4%	100.0%	91.5%	8.5%	100.0%

Our total fleet as of June 30, 2021, by lease type, as a percentage of total TEU on hire was as follows:

Percent of
Total On-
Hire Fleet
Term leases	67.2%
Finance leases	20.0%
Master leases	11.5%
Spot leases	1.3%
Total	100.0%

The following table summarizes our average total fleet utilization (CEU basis) for the three and six months ended June 30, 2021 and 2020:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
Utilization	99.8%	95.4%	99.7%	95.8%

We measure the utilization rate on the basis of CEU on lease, using the actual number of days on hire, expressed as a percentage of CEU available for lease, using the actual days available for lease. CEU available for lease excludes CEU that have been manufactured but have not yet been delivered to a lessee and CEU designated as held-for-sale units.

Our total revenues primarily consist of leasing revenues derived from the lease of owned and managed containers. The most important driver of our profitability is the extent to which revenues on our owned fleet and management fee income exceed our operating costs. The key drivers of our revenues are fleet size, rental rates, utilization and direct costs. Our operating costs primarily consist of depreciation, container impairment, interest expense, direct operating expenses and administrative expenses. Our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities.

COVID-19 Impact

In March 2020, the World Health Organization declared the outbreak of COVID-19 a pandemic and has resulted in government measures to contain the virus, including travel bans and restrictions, shelter-in-place orders, and business limitations and shutdowns. The decrease in global trade volumes and economic activity due to the COVID-19 pandemic led to disruptions in global shipping and reduced container demand during the first half of 2020. However, we have seen a sharp rebound in cargo volumes and recent positive signs of leasing demand improvements since the second half of 2020 as COVID-19 related restrictions have eased and demand for consumer goods and medical supplies have caused freight volumes to rapidly increase. Even as certain government restrictions are lifted and economies gradually reopen, the shape of the economic recovery is still uncertain as the pandemic is resurgent in many places.

We currently believe these disruptions are temporary and we have strongly benefited from the increased global containerized trade volumes that have emerged since the second half of 2020. While macro uncertainty from COVID-19 remains, we are encouraged by our improved financial performance and the overall strong market fundamentals arising from expected elevated cargo volumes, high container prices and high freight rates through the first half of 2021. For additional information regarding the risk and uncertainties that we could encounter as a result of the COVID-19 pandemic and related global conditions, see Item 3, “Key Information - Risk Factors” included in our 2020 Form 20-F.

Key Factors Affecting Our Performance

We believe there are a number of key factors that have affected, and are likely to continue to affect, our operating performance. These key factors include the following, among others:

•	the demand for leased containers;
•	lease rates;
•	steel prices;
•	interest rates and availability of debt financing at acceptable terms;
•	our ability to lease our new containers shortly after we purchase them;
•	access to container production capacity;
•	prices of new and used containers and the impact of changing prices on containers held for sale and the residual value of our in-fleet owned containers;
•	remarketing risk;
•	the creditworthiness of our customers;
•	further consolidation among shipping lines and/or container lessors;
•	further consolidation of container manufacturers and/or decreased access to new containers;
•	global and macroeconomic factors that affect trade generally, such as recessions, trade disputes, terrorist attacks, pandemics, such as the COVID-19 pandemic, or the outbreak of war and hostilities.

For further details regarding these and other factors that may affect our business and results of operations, see Item 3, “Key Information -- Risk Factors” included in our 2020 Form 20-F.

Results of Operations

Comparison of the Three and Six Months Ended June 30, 2021 and 2020

The following table summarizes our total revenues for the three and six months ended June 30, 2021 and 2020 and the percentage changes between those periods:

	Three Months Ended		% Change	Six Months Ended		% Change
	June 30,		Between	June 30,		Between
	2021	2020	2021 and 2020	2021	2020	2021 and 2020
	(Dollars in thousands)			(Dollars in thousands)
Lease rental income - owned fleet	$172,448	$128,648	34.0%	$326,871	$258,720	26.3%
Lease rental income - managed fleet	14,986	16,126	(7.1%)	29,807	31,532	(5.5%)
Lease rental income	$187,434	$144,774	29.5%	$356,678	$290,252	22.9%

Management fees - non-leasing	$1,112	$544	104.4%	$2,148	$2,028	5.9%

Trading container sales proceeds	8,730	7,427	17.5%	16,341	17,012	(3.9%)
Cost of trading containers sold	(4,499)	(6,856)	(34.4%)	(9,944)	(15,792)	(37.0%)
Trading container margin	$4,231	$571	641.0%	$6,397	$1,220	424.3%

Gain on sale of owned fleet containers, net	$18,836	$5,640	234.0%	$31,194	$11,434	172.8%

Lease rental income for the three months ended June 30, 2021 increased $42,660 compared to the three months ended June 30, 2020, primarily due to an increase of $13,845 in the growth of our fleet on finance leases, an increase of $11,057 (8.9%) in our total operating fleet that was available for lease, an increase of $10,197 (6.4%) in average per diem rental rates, an increase of $7,115 (5.2%) in utilization and a $5,865 settlement received in 2021 from a previously insolvent customer related to unrecognized lease rental income from prior periods, partially offset by a decrease of $4,696 in ancillary lease revenues due to lower drop-off activity. Lease rental income for the six months ended June 30, 2021 increased $66,426 compared to the six months ended June 30, 2020 primarily due to an increase of $24,989 in the growth of our fleet on finance leases, an increase of $16,189 (3.0%) in average per diem rental rates, an increase of $15,664 (5.6%) in our total operating fleet that was available for lease, an increase of $12,311 (4.6%) in utilization and a $5,865 settlement received in 2021 from a previously insolvent customer in related to unrecognized lease rental income from prior periods, partially offset by a decrease of $7,457 in ancillary lease revenues due to lower drop-off activity.

Management fees – non-leasing for the three months ended June 30, 2021 increased $568 compared to the three months ended June 30, 2020 primarily due to $635 increase in the amortization of acquisition fees on container purchases for the managed fleet predominantly due to an adjustment recorded in the second quarter of 2020 for an overstatement in the first quarter of 2020. Management fees – non-leasing for the six months ended June 30, 2021 increased $120 compared to the six months ended June 30, 2020 primarily due to $172 increase in the amortization of acquisition fees on container purchases for the managed fleet.

Trading container margin for the three months ended June 30, 2021 increased $3,660 compared to the three months ended June 30, 2020; $3,915 of the increase resulted from an improvement in per unit margin, partially offset by a $255 decrease which resulted from a reduction in unit sales volume. Trading container margin for the six months ended June 30, 2021 increased $5,177 compared to the six months ended June 30, 2020; $5,753 of the increase resulted from an improvement in per unit margin, partially offset by a $576 decrease which resulted from a reduction in unit sales volume.

Gain on sale of owned fleet containers, net for the three months ended June 30, 2021 increased $13,196 compared to the three months ended June 30, 2020 primarily due to $14,215 increase resulted from an improvement in per unit margin, partially offset by a $1,844 decrease which resulted from a reduction in the number of containers being sold. Gain on sale of owned fleet containers, net for the six months ended June 30, 2021 increased $19,760 compared to the six months ended June 30, 2020 primarily due to $22,888 increase resulted from an improvement in per unit margin, partially offset by a $4,406 decrease which resulted from a reduction in the number of containers being sold.

The following table summarizes our total operating expenses for the three and six months ended June 30, 2021 and 2020 and the percentage changes between those periods:

	Three Months Ended		% Change	Six Months Ended		% Change
	June 30,		Between	June 30,		Between
	2021	2020	2021 and 2020	2021	2020	2021 and 2020
	(Dollars in thousands)			(Dollars in thousands)
Direct container expense - owned fleet	$5,787	$15,248	(62.0%)	$12,584	$28,512	(55.9%)
Distribution expense to managed fleet container investors	13,524	14,692	(7.9%)	27,019	28,855	(6.4%)
Depreciation expense	70,015	63,848	9.7%	135,821	130,682	3.9%
Amortization expense	688	557	23.5%	1,488	1,121	32.7%
General and administrative expense	10,820	9,866	9.7%	21,720	20,004	8.6%
Bad debt (recovery) expense, net	(83)	(276)	(69.9%)	(1,210)	1,769	(168.4%)
Container lessee default expense (recovery), net	855	(1,671)	(151.2%)	(3,113)	(1,683)	85.0%
Total operating expenses	$101,606	$102,264	(0.6%)	$194,309	$209,260	(7.1%)

Direct container expense – owned fleet for the three months ended June 30, 2021 decreased $9,461 compared to the three months ended June 30, 2020 primarily due to a $6,192 decrease in storage expense and a $2,286 decrease in maintenance and handling expense. Direct container expense – owned fleet for the six months ended June 30, 2021 decreased $15,928 compared to the six months ended June 30, 2020 primarily due to a $10,904 decrease in storage expense and a $3,360 decrease in maintenance and handling expense.

Distribution expense to managed fleet container investors for the three and six months ended June 30, 2021 decreased $1,168 and $1,836 compared to the three and six months ended June 30, 2020, respectively, primarily due to a decrease in lease rental income of the managed fleet resulted from a reduction in the fleet size.

Depreciation expense for the three months ended June 30, 2021 increased $6,167 compared to the three months ended June 30, 2020; $8,626 of the increase due to a net increase in the size of our owned depreciable fleet, partially offset by a net decrease of $2,459 in writing down the value of containers held for sale to their estimated fair value less cost to sell. Depreciation expense for the six months ended June 30, 2021 increased $5,139 compared to the six months ended June 30, 2020; $13,024 of the increase due to a net increase in the size of our owned depreciable fleet, partially offset by a net decrease of $7,885 in writing down the value of containers held for sale to their estimated fair value less cost to sell.

Amortization expense represents the amortization of amounts paid to acquire the rights to manage the container fleets of Capital Lease Limited, Hong Kong (“Capital”); Amphibious Container Leasing Limited (“Amficon”); and Capital Intermodal Limited, Capital Intermodal GmbH, Capital Intermodal Inc., Capital Intermodal Assets Limited and Xines Limited (“Capital Intermodal”). Amortization expense for the three and six months ended June 30, 2021 increased $131 and $367 compared to the three and six months ended June 30, 2020, respectively, primarily due to a revision in the estimates for management fee revenue.

General and administrative expense for the three months ended June 30, 2021 increased $954 compared to the three months ended June 30, 2020, primarily due to a $427 increase in compensation and benefit costs and a $368 increase in professional fees. General and administrative expense for the six months ended June 30, 2021 increased $1,716 compared to the six months ended June 30, 2020 primarily due to a $1,295 increase in compensation and benefit costs and a $418 increase in professional fees.

Bad debt (recovery) expense, net for the three and six months ended June 30, 2021 amounted to a recovery of $83 and $1,210 compared to a recovery of $276 and an expense of $1,769 for the three and six months ended June 30, 2020, respectively. The changes were primarily due to improvements in collections and our general customer credit profile and a decrease in the estimates for credit loss reserve on our net investment in finance leases and container leaseback financing receivable in 2021.

Container lessee default expense (recovery), net for the three and six months ended June 30, 2021 amounted to an expense of $855 and a recovery of $3,113, respectively; $908 cost to recover containers with an insolvent lessee was included in both the three and six month ended June 30, 2021. The recovery for the six months ended June 30, 2021 also included $5,879 gain associated with recoveries, net of container recovery costs, on containers previously estimated as lost with an insolvent lessee in 2019 who subsequently exited out of bankruptcy, partially offset by an expense of $1,865 for written off containers that were deemed unlikely to be recovered from insolvent lessees in the first quarter of 2021. Container lessee default recovery, net for the three and six months ended June 30,

2020 amounted to $1,671 and $1,683, respectively; primarily due to payments received on a settlement agreement with an insolvent lessee in the second quarter of 2020.

The following table summarizes other (expense) income and income tax benefit (expense) for the three and six months ended June 30, 2021 and 2020 and the percentage changes between those periods:

	Three Months Ended		% Change	Six Months Ended		% Change
	June 30,		Between	June 30,		Between
	2021	2020	2021 and 2020	2021	2020	2021 and 2020
	(Dollars in thousands)			(Dollars in thousands)
Interest expense	$(30,147)	$(30,022)	0.4%	$(59,253)	$(66,134)	(10.4%)
Write-off of unamortized debt issuance costs	(2,945)	—	100.0%	(3,212)	(122)	2532.8%
Interest income	26	56	(53.6%)	63	456	(86.2%)
Realized loss on financial instruments, net	(2,448)	(3,267)	(25.1%)	(5,404)	(4,793)	12.7%
Unrealized gain (loss) on financial instruments, net	1,406	1,342	4.8%	4,598	(13,595)	(133.8%)
Other, net	25	(3)	(933.3%)	140	(56)	(350.0%)
Net other expense	$(34,083)	$(31,894)	6.9%	$(63,068)	$(84,244)	(25.1%)

Income tax benefit (expense)	$117	$(1,074)	(110.9%)	$(949)	$(241)	293.8%

Interest expense for the three months ended June 30, 2021 increased $125 compared to the three months ended June 30, 2020, primarily due to $7,373 increase resulting from an increase in the average debt balance of $903,181, partially offset by $7,218 decrease resulting from a reduction in average interest rates of 0.63 percentage points. Interest expense for the six months ended June 30, 2021 decreased $6,881 compared to the six months ended June 30, 2020; $19,444 decrease resulting from a reduction in average interest rates of 0.88 percentage points, partially offset by a $13,146 increase resulting from an increase in the average debt balance of $739,900.

The write-off of unamortized debt issuance costs for the three and six months ended June 30, 2021 amounted to $2,945 and $3,212, of which $2,857 related to the early redemption of 2019-1 Bonds in the second quarter of 2021. The write-off of unamortized debt issuance costs for the six months ended June 30, 2020 amounted to $122, which related to an amendment of the TAP Funding Limited’s credit facility.

Realized loss on financial instruments, net for the three and six months ended June 30, 2021 decreased $819 and increased $611, compared to the three and six months ended June 30, 2020, respectively; these changes were primarily due to an increase and a decrease in market rates as compared to spot strike rates in our interest rate swap contracts which caused a smaller and a larger negative net settlement differential in the three and six months ended June 30, 2021 compared to the same periods of 2020, respectively.

Unrealized gain (loss) on financial instruments included amounts for our marketable securities and derivative instruments. Unrealized loss on marketable securities for both the three and six months ended June 30, 2021 amounted to $579, which related to a fair value decrease in the marketable equity securities of a lessee that we received in the second quarter of 2021 for a bankruptcy settlement. Unrealized gain on derivative instruments, net for the three months ended June 30, 2021 increased $643 compared to the three months ended June 30, 2020, primarily due to a larger increase in the value of the interest rate derivatives, between March 31, 2021 to June 30, 2021 compared to the period between March 31, 2020 to June 30, 2020, mainly resulting from a larger increase in the forward LIBOR curve at the end of the respective periods. Unrealized gain (loss) on derivative instruments, net changed from a net loss of $13,595 for the six months ended June 30, 2020 to a net gain of $5,177 for the six months ended June 30, 2021; this change was primarily due to a reduction in the value of the interest rate derivatives, between December 31, 2019 to June 30, 2020 compared to an increase in the value of the interest rate derivatives, between December 31, 2020 to June 30, 2021, mainly resulting from a decrease and an increase in the forward LIBOR curve at the end of the respective periods.

Income tax benefit (expense) for the three and six months ended June 30, 2021 changed from an expense of $1,074 to a benefit of $117 and an increase of $708 in expense, compared to the three and six months ended June 30, 2020, respectively. The changes were primarily due to a higher amount of income tax benefit associated with discrete items and an increased proportion of the Company’s income generated in lower tax jurisdictions in 2021.

Segment Information

The following table summarizes our income before taxes and noncontrolling interests attributable to each of our business segments for the three and six months ended June 30, 2021 and 2020 (before inter-segment eliminations) and the percentage changes between those periods:

	Three Months Ended		% Change	Six Months Ended		% Change
	June 30,		Between	June 30,		Between
	2021	2020	2021 and 2020	2021	2020	2021 and 2020
	(Dollars in thousands)			(Dollars in thousands)
Container ownership	$62,358	$10,976	468.1%	$114,643	$(1,075)	(10,764.5%)
Container management	11,920	4,320	175.9%	24,200	6,930	249.2%
Container resale	6,730	3,390	98.5%	10,915	6,148	77.5%
Other	(1,145)	(927)	23.5%	(1,918)	(1,989)	(3.6%)
Eliminations	(3,939)	(388)	915.2%	(8,800)	1,416	(721.5%)
Income before income taxes	$75,924	$17,371	337.1%	$139,040	$11,430	1,116.4%

 Income before income taxes attributable to the Container Ownership segment for the three months ended June 30, 2021 increased $51,382 compared to the three months ended June 30, 2020. The following table summarizes the variances included within this increase:

Increase in lease rental income - owned fleet	$43,972
Increase in gain on sale of owned fleet containers, net	13,196
Decrease in direct container expense	5,056
Decrease in realized loss on derivative instruments, net	819
Increase in depreciation expense	(6,452)
Write-off of unamortized deferred debt issuance costs and bond discounts in 2021	(2,945)
Change from container lessee default recovery, net to container lessee default expense, net	(2,526)
Other	262
$51,382

Income (loss) before income taxes and noncontrolling interest attributable to the Container Ownership segment changed from a loss of $1,075 for the six months ended June 30, 2020 to an income of $114,643 for the six months ended June 30, 2021. The following table summarizes the variances included within this change:

Increase in lease rental income - owned fleet	$68,412
Increase in gain on sale of owned fleet containers, net	19,760
Change from unrealized loss on derivative instruments, net to unrealized gain on derivative instruments, net	18,772
Decrease in direct container expense	7,667
Decrease in interest expense	6,794
Change from bad debt expense, net to bad debt recovery, net	2,984
Increase in container lessee default recovery, net	1,430
Increase in depreciation expense	(5,799)
Increase in write-off of unamortized deferred debt issuance costs and bond discounts	(3,090)
Increase in realized loss on derivative instruments, net	(611)
Other	(601)
$115,718

Income before income taxes attributable to the Container Management segment for the three months ended June 30, 2021 increased $7,600 compared to the three months ended June 30, 2020. The following table summarizes the variances included within this increase:

Increase in management fees	$8,633
Decrease in distribution expense to managed fleet container investors	1,168
Decrease in lease rental income - managed fleet	(1,140)
Increase in general and administrative expense	(615)
Other	(446)
$7,600

Income before income taxes attributable to the Container management segment for the six months ended June 30, 2021 increased $17,270 compared to the six months ended June 30, 2020. The following table summarizes the variances included within this increase:

Increase in management fees	$18,838
Decrease in distribution expense to managed fleet container investors	1,836
Decrease in lease rental income - managed fleet	(1,725)
Increase in general and administrative expense	(1,476)
Other	(203)
$17,270

Income before income taxes attributable to the Container Resale segment for the three and six months ended June 30, 2021 increased $3,340 and $4,767, compared to the three and six months ended June 30, 2020, respectively, primarily due to an increase in trading container margin.

Income before income taxes attributable to Other activities unrelated to our reportable business segments for the three months ended June 30, 2021 decreased $218 compared to the three months ended June 30, 2020, primarily due to an increase in general and administrative expense. Income before income taxes attributable to Other activities unrelated to our reportable business segments for the six months ended June 30, 2021 increased $71 compared to the six months ended June 30, 2020, primarily due to an increase in foreign exchange gain, partially offset by an increase in general and administrative expense.

Segment eliminations for the three months ended June 30, 2021 increased $3,551 compared to the three months ended June 30, 2021. This increase consisted of a $3,915 increase in acquisition fees received by our Container Management segment from our Container Ownership segment, partially offset by a $364 increase in depreciation expense related to capitalized acquisition fees received by our Container Management segment from our Container Ownership segment. Our Container Ownership segment capitalizes acquisition fees billed by our Container Management segment as part of containers, net and records depreciation expense to amortize the acquisition fees over the useful lives of the containers, which is eliminated in consolidation.

Segment eliminations changed from an income of $1,416 for the six months ended June 30, 2020 to a loss of $8,800 for the six months ended June 30, 2021. This change consisted of a $10,841 increase in acquisition fees received by our Container Management segment from our Container Ownership segment, partially offset by a $625 increase in depreciation expense related to capitalized acquisition fees received by our Container Management segment from our Container Ownership segment. Our Container Ownership segment capitalizes acquisition fees billed by our Container Management segment as part of containers, net and records depreciation expense to amortize the acquisition fees over the useful lives of the containers, which is eliminated in consolidation.

Currency

Almost all of our revenues are denominated in U.S. dollars, and approximately 81.2% and 77.7% of our direct container expenses – owned fleet for the three and six months ended June 30, 2021, respectively, were denominated in U.S. dollars. See the risk factor entitled “Because substantially all of our revenues are generated in U.S. dollars, but a significant portion of our expenses are incurred in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations” under Item 3, “Key Information—Risk Factors” included in our 2020 Form 20-F. Our operations in non-U.S. dollar locations have some exposure to foreign currency fluctuations, and trade growth and the direction of trade flows can be influenced by large changes in relative currency values. For the six months ended June 30, 2021, our non-U.S. dollar operating expenses were spread among 16 currencies, resulting in some level of self-hedging. We do not engage in currency hedging.

Liquidity and Capital Resources

As of June 30, 2021, we had cash and cash equivalents (including restricted cash) of $400,978. Our principal sources of liquidity have been our cash flows from operations including the sale of containers and borrowings under debt facilities. As of June 30, 2021, we had the following outstanding borrowings and borrowing capacities per debt facility (in thousands):

					Available
		Additional			Borrowing, as	Current and
	Current	Borrowing	Total	Current	limited by our	Available
Facility:	Borrowing	Commitment		Borrowing	Borrowing Base	Borrowing
TL Revolving Credit Facility	$1,404,958	$95,042	$1,500,000	$1,404,958	$95,042	$1,500,000
TL 2019 Term Loan	144,075	—	144,075	144,075	—	144,075
TL 2021 Term Loan	68,495	—	68,495	68,495	—	68,495
TMCL II Secured Debt Facility	672,291	827,709	1,500,000	672,291	49,162	721,453
TMCL VI Term Loan	212,520	—	212,520	212,520	—	212,520
TMCL VII 2020-1 Bonds (1)	410,984	—	410,984	410,984	—	410,984
TMCL VII 2020-2 Bonds (1)	565,163	—	565,163	565,163	—	565,163
TMCL VII 2020-3 Bonds (1)	205,917	—	205,917	205,917	—	205,917
TMCL VII 2021-1 Bonds (1)	535,313	—	535,313	535,313	—	535,313
TMCL VII 2021-2 Bonds (1)	642,517	—	642,517	642,517	—	642,517
Total (2)	$4,862,233	$922,751	$5,784,984	$4,862,233	$144,204	$5,006,437
(1)	Amounts on all the bonds payable exclude an unamortized discount in an aggregate amount of $563.
(2)	Current borrowing for all debts excludes prepaid debt issuance costs in an aggregate amount of $33,094.

Assuming that our lenders remain solvent, and lessees meet their lease payment obligations, we currently believe that our existing cash and cash equivalents, cash flows generated from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our working capital needs and other capital and liquidity requirements for the next twelve months. While we are not yet through the pandemic, the financial performance of our customers has generally held up better than anticipated since our customers continue to benefit from recent high cargo volumes and high freight rates. We will continue to monitor our liquidity and the credit markets in light of the global economic uncertainty and financial market conditions caused by the COVID-19 pandemic. However, we cannot predict with any certainty the impact on the Company of any further disruptions in the credit environment.

During the second quarter of 2021, the Company completed the Series A Preferred Shares offering and generated gross proceeds of $150,000 (see Note 12 "Shareholder’s Equity" in Item 1, "Financial Statements" in this Quarterly Report on Form 6-K for further information). All of our debt facilities are secured by specific pools of containers and related assets owned by the Company. In addition to customary events of default as defined in our credit agreements and indenture and various restrictive financial covenants, the Company’s debt facilities also contain various other debt covenants and borrowing base minimums. As of June 30, 2021, we were in compliance with all of the applicable debt covenants.

Cash Flow

The following table summarizes cash flow information for the six months ended June 30, 2021 and 2020:

	Six Months Ended		% Change
	June 30,		Between
	2021	2020	2021 and 2020
	(Dollars in thousands)
Net income	$138,091	$11,189	1134.2%
Adjustments to reconcile net income to net cash provided by operating activities	135,923	177,031	(23.2%)
Net cash provided by operating activities	274,014	188,220	45.6%
Net cash (used in) provided by investing activities	(891,397)	10,651	(8469.1%)
Net cash provided by (used in) financing activities	813,237	(195,697)	(515.6%)
Effect of exchange rate changes	(41)	(102)	(59.8%)
Net increase in cash, cash equivalents and restricted cash	195,813	3,072	6274.1%
Cash, cash equivalents and restricted cash, beginning of period	205,165	277,905	(26.2%)
Cash, cash equivalents and restricted cash, end of the period	$400,978	$280,977	42.7%

 Operating Activities

Net cash provided by operating activities for the six months ended June 30, 2021 increased by $85,794 compared to the six months ended June 30, 2020. The increase in net cash provided by operating activities was primarily due to a $113,282 increase in net income adjusted for depreciation and other non-cash items, partially offset by a $27,488 decrease in net working capital adjustments. The decrease in net working capital provided by operating activities were primarily due to an increase of $19,760 in gain on sale of owned fleet containers, net, a $11,275 increase in accounts receivable, a $9,569 decrease in accounts payable and accrued expenses, and a $5,789 receipt in marketable equity securities from a lessee due to bankruptcy settlement, partially offset by a $10,917 increase in receipt of payments on finance leases, net of income earned, and a $7,337 increase in due to container investors, net, primarily caused by the timing of payments.

Investing Activities

Net cash (used in) provided by investing activities changed from net cash provided by investing activities of $10,651 for the six months ended June 30, 2020, to net cash used in investing activities of $891,397 during the six months ended June 30, 2021. The change was primarily due to a $910,132 increase in payments for container purchases to support the strong container demand.

Financing Activities

Net cash provided by (used in) financing activities changed from net cash used in financing activities of $195,697 for the six months ended June 30, 2020, to net cash provided by financing activities of $813,237 for the six months ended June 30, 2021. The change was primarily due to an increase of $2,664,974 in proceeds from debt, partially offset by an increase of $1,791,185 in principal repayments of debt. Additionally, the increase in cash provided by financing activities during the six months ended June 30, 2021 were due to the Company’s Series A preferred shares offering which generated net proceeds of $145,275 and an increase of $11,534 in proceeds from container leaseback financing liability, which was offset by a cash payment of $21,500 for the purchase of noncontrolling interest which resulted to the Company’s 100% ownership of TAP Funding.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations by due date as of June 30, 2021:

	Payments Due by Twelve Month Period Ending June 30,
	Total	2022	2023	2024	2025	2026	2027 and thereafter
	(Dollars in thousands)

Total debt obligations:
TL Revolving Credit Facility	$1,404,958	$20,866	$115,907	$1,268,185	$—	$—	$—
TL 2019 Term Loan	144,075	11,090	11,484	11,892	12,315	12,753	84,541
TL 2021 Term Loan	68,495	5,417	5,563	5,713	5,866	6,023	39,913
TMCL II Secured Debt Facility (1)	672,291	5,543	65,281	66,219	66,219	66,219	402,810
TMCL VI Term Loan	212,520	25,206	25,206	25,206	136,902	—	—
TMCL VII 2020-1 Bonds (2)	410,984	55,210	57,071	57,265	58,450	53,878	129,110
TMCL VII 2020-2 Bonds (2)	565,163	65,073	63,668	67,544	69,466	67,770	231,642
TMCL VII 2020-3 Bonds (2)	205,917	20,111	20,111	20,111	20,111	20,111	105,362
TMCL VII 2021-1 Bonds (2)	535,313	43,980	44,000	44,000	44,000	44,000	315,333
TMCL VII 2021-2 Bonds (2)	642,517	52,096	52,096	52,096	52,096	52,096	382,037
Interest on obligations (3)	409,713	102,222	93,022	72,151	52,323	41,229	48,766
Interest rate swaps payables, net (4)	25,337	14,925	8,698	1,232	364	61	57
Office lease obligations	13,345	2,104	2,381	2,457	2,225	2,154	2,024
Container contracts payable	343,236	343,236	—	—	—	—	—
Total contractual obligations (5) (6)	$5,653,864	$767,079	$564,488	$1,694,071	$520,337	$366,294	$1,741,595

(1)	The estimated future scheduled repayments for TMCL II Secured Debt Facility are based on the assumption that the facility will not be extended on its associated conversion date.
(2)	Future scheduled payments for all bonds payable exclude unamortized discounts in an aggregate amount of $563.
(3)	Using 0.10% which was one-month spot interest rate of London InterBank Offered Rate ("LIBOR") plus a margin rate that varies based on each debt facility. Weighted average interest rate at 2.15%.
(4)

Calculated based on the difference between our fixed contractual pay rates and the counterparties’ average rate estimated at 0.10% which was one-month spot interest of LIBOR rate as of June 30, 2021, for all periods, for all interest rate contracts outstanding as of June 30, 2021.

(5)	Future scheduled payments for all debts exclude prepaid debt issuance costs in an aggregate amount of $33,094.
(6)

Excluded container leaseback financing liability amounting to $16,044 as of June 30, 2021. This is excluded due to the uncertainty in the timing and variable amounts of future cash flows since the estimated future scheduled payments is dependent upon assumptions regarding the amounts distributed to the Container Investors which is based on net operating income of the managed fleet, reduced by the management fees earned. The Container Investors have no rights or recourse against the Company in the event of a lessee default or any other risk in respect of the managed containers.

Off Balance Sheet Arrangements

As of June 30, 2021, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Critical Accounting Policies and Estimates

We have identified the policies and estimates in Item 5, “Operating and Financial Review and Prospects” included in our 2020 Form 20-F as among those critical to our business operations and the understanding of our results of operations. These policies and estimates are considered critical due to the existence of uncertainty at the time the estimate is made, the likelihood of changes in estimates from period to period and the potential impact that these estimates can have on our financial statements. These policies remain consistent with those reported in our 2020 Form 20-F. Please refer to Item 5, “Operating and Financial Review and Prospects” included in our 2020 Form 20-F.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET AND CREDIT RISK

Quantitative and Qualitative Disclosures About Market Risk

We could be exposed to market risk from future changes in interest rates and foreign exchange rates. At times, we may enter into various derivative instruments to manage certain of these risks. We do not enter into derivative instruments for speculative or trading purposes.

For the six months ended June 30, 2021, we did not experience any material changes in market risk that affect the quantitative and qualitative disclosures presented in Item 11, “Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk” or in Item 11, “Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk” included in our 2020 Form 20-F. Updated interest rate swap agreement information is set forth below.

Interest Rate Risk

We have entered into various interest rate swap agreements to mitigate our exposure associated with our variable rate debt. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London InterBank Offered Rate. All of our derivative agreements are with highly rated financial institutions. Credit exposures are measured based on the market value of outstanding derivative instruments. Certain of our interest rate swap agreements are designated as cash flow hedges for accounting purposes, and any unrealized gains or losses related to the changes in fair value are recognized in accumulated comprehensive income (loss) and re-classed to interest expense as they are realized. The fair value of the derivative instruments not designated as cash flow hedges are measured at each of these balance sheet dates and the change in fair value is recorded in the consolidated statements of operations as unrealized gain (loss) on financial instruments, net and reclassified to realized gain (loss) on financial instruments, net as they are realized.

The notional amount of the interest rate swap agreements was $1,140,750 as of June 30, 2021, with expiration dates between August 2021 and May 2031. We pay fixed rates between 0.17% and 2.73% under the interest rate swap agreements. The net fair value of these agreements was a liability of $7,968 as of June 30, 2021.

Based on the average debt balances and derivative instruments as of June 30, 2021, it is estimated that a 1% increase in interest rates would result in a net increase of $3,827 in interest expense and realized gains on derivative instruments, net for the six months ended June 30, 2021.

Quantitative and Qualitative Disclosures About Credit Risk

We monitor our container lessees’ performance and our lease exposures on an ongoing basis, and our credit management processes are aided by the long payment experience we have with most of our container lessees and our broad network of long-standing relationships in the shipping industry that provide current information about our container lessees. In managing this risk, we also make an allowance for doubtful accounts on our accounts receivable. The allowance for doubtful accounts is developed based on two key components:

•	specific reserves for receivables which are impaired for which management believes full collection is doubtful; and
•	general reserves for estimated losses inherent in the receivables based upon historical trends and age of the balances.

For the six months ended June 30, 2021, we did not experience any material changes in our credit risks that affect the quantitative and qualitative disclosures about credit risk presented in Item 11, “Quantitative and Qualitative Disclosures About Market Risk – Quantitative and Qualitative Disclosures About Credit Risk” included in our 2020 Form 20-F.

ITEM 4.	RISK FACTORS

There have been no material changes with respect to the risk factors disclosed in Item 3, “Key Information —Risk Factors” included in our 2020 Form 20-F that was filed with the Securities and Exchange Commission on March 18, 2021. Please refer to that section for disclosures regarding the risks and uncertainties related to the Company’s business and industry and the Company’s common shares.

ITEM 5.	EXHIBITS

The following exhibits are filed as part of this Quarterly Report on Form 6-K:

Exhibit Number	Description of Document

101.INS†	Inline XBRL Instance Document

101.SCH†	Inline XBRL Taxonomy Extension Schema Document

101.CAL†	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF†	Inline XBRL Taxonomy Definition Linkbase Document

101.LAB†	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE†	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†	Filed herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Textainer Group Holdings Limited

/s/ Olivier Ghesquiere
Olivier Ghesquiere
President and Chief Executive Officer

/s/ Michael K. Chan
Michael K. Chan
Executive Vice President and Chief Financial Officer

Date: August 12, 2021